SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Date: July 2, 2008
UBS AG
(Registrant’s Name)
Bahnhofstrasse 45, Zurich, Switzerland, and
Aeschenvorstadt 1, Basel, Switzerland
(Registrant’s Address)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

This Form 6-K consists of the amended Organizational Regulations of UBS AG, which appear immediately following this page.

Organization Regulations of UBS AG

Valid as of 1 July 2008

These organization regulations which define, together with the Annexes, how the board of directors of UBS AG is organized and fulfils his duties also constitute the Corporate Governance Guidelines required by the New York Stock Exchange.

In the event that the German version of these organization regulations differ from the English version, the latter which were approved by the board of directors of UBS AG on 26 June 2008 prevails.

Abbreviations and Defined Terms
Abbreviations and Defined Terms		4
List of Annexes		5

Introduction
1	Basis and Purpose	8
2	Organization of UBS	8

Board of Directors
3	Board Membership	12
4	Constitution	12
5	Responsibilities and Authorities	12
6	Meetings	14
7	Resolutions	15
8	Conflicts of Interest	15
9	Information Rights	16
10	Board Self-Assessment	16
11	Chairman	16
12	Vice-Chairmen and Senior Independent Director	17
13	Company Secretary	17
14	Board Committees	17

Management
15	Delegation	20
16	Group Executive Board	20
17	Group Chief Executive Officer	21
18	Group Chief Financial Officer	22
19	Group Chief Risk Officer	23
20	Group General Counsel	23

Group Internal Audit
21	Organization	26
22	Responsibilities, Authorities and Reporting	26

Special Provisions
23	Authority to Sign	28
24	Form of Signature	28
25	Conduct of the Board Members and the Executives	29
26	Entry into Force; Amendments	29

1

Abbreviations and Defined Terms

Abbreviations and Defined Terms

Abbreviations and Defined Terms

All references to functions in these Organization Regulations apply to both male and female persons. The following defined terms are used herein in capital letters:

AC	Audit Committee

AC Chairman	Chairman of the AC

Accounting Standards	Accountings standards as used by UBS and the UBS Group from time to time

AC Member(s)	Member(s) of the AC

Affiliated Person	Person who directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with UBS

Agenda	Agenda with matters to be dealt with at a meeting of either the Board, a Committee or the GEB

AGM(s)	Annual general meeting(s) of the Shareholders

AML	Anti-money laundering

Annex(es)	Annex(es) to these ORs

AoA	Articles of association of UBS

Board	Board of directors of UBS

Board Member(s)	Member(s) of the Board

Board Meeting(s)	Meeting(s) of the Board

Board Resolutions	Resolutions of the Board

Business	Business as conducted by the UBS Group from time to time

Business Conduct Code	Code of business conduct and ethics of the UBS Group

Business Group(s)	Highest organizational unit of the Business as further defined in the Business Regulations

Business Regulations	Regulations issued by the GEB

Chairman (or Board Chairman)	The Board Member who is elected by the Board to be Chairman

Chairperson	Chairman, Vice-Chairman or any other Board Member presiding over a Board Meeting

Circular Resolution(s)	Resolution(s) in writing, made pursuant to the rules set out in section 7.5

CO	Swiss Code of Obligations

Committee(s)	Committee(s) of the Board as set out in section 2.1 (see also AC, SC, RC, GNC, HRCC, CRC)

Committee Chairman / Committee Chairmen	Chairman / Chairmen of a Committee / Committees

Committees Charter	Annex C of the ORs which set out the objectives, composition and responsibilities of the Committee(s)

Committee(s) Member(s)	Member of a Committee / Members of Committees

Committee Meeting(s)	Meeting of a Committee / Meetings of Committees

Committee Minutes	Minutes of a Committee Meeting which have to fulfil the same requirements as mentioned in section 6.9 of the ORs

Company Secretary	Secretary of the Board, elected by the Board pursuant to section 13.1

Conflict of Interest	Any personal interest or the interest of a closely related person or company, that a
Board Member might have in a particular matter and which do or might be regarded to conflict with the interests of the UBS Group

Corporate Body/ Corporate Bodies	The Board and bodies of UBS exercising delegated Board functions, such as all Board Committees, the GEB, the Group IA or other bodies mentioned in these ORs

CRC	Corporate Responsibility Committee

CRC Member(s)	Member(s) of the CRC

Deputy	The Vice-Chairman who is elected by the Board to act as deputy of the Chairman in his absence

EGM(s)	Extraordinary meeting(s) of the Shareholders

Executive/Executives	One or all of the following: the Group CEO, any GEB Member, any GMB Member

Executive Compensation Programs	The executive compensation programs which exist from time to time; presently, these are the SESOP (Senior Executive Stock Option Program) and the SEEOP (Senior
Executive Equity Ownership Program)

External Auditors	External auditors of UBS

4

Financial Statements	Quarterly and annual financial statements including among others the disclosure under “Management’s Discussion & Analysis” and the 6K Report to the Securities
and Exchange Commission and any formal announcements relating to the UBS
Group’s performance

GEB	Group executive board

GEB Member(s)	Member(s) of the GEB

GEB Meeting(s)	Meeting(s) of the GEB

GMB	Group managing board (if any such body exists as per sections 2.4 and 18.5)

GMB Member(s)	Member(s) of the GMB

GNC	Governance and Nominating Committee

GNC Member(s)	Member(s) of the GNC

Group CEO	Group chief executive officer

Group CFO	Group chief financial officer

Group CRO	Group chief risk officer

Group GC	Group general counsel

Group IA	Group internal audit

Head Group IA	Head of Group IA

HR	Human Resources

HRCC	Human Resources and Compensation Committee

HRCC Member(s)	Member(s) of the HRCC

IFRS	International Finance Reporting System, enacted by the international accounting standard board, as they may be amended or replaced from time to time

Minutes	Minutes of a Board Meeting as further defined in section 6.9 or minutes of a Committee Meeting or of a GEB Meeting which have to fulfil the same require- ments as minutes of a Board Meeting

ORs	Organization Regulations of UBS including the Annexes, which are an integral part of these

RC	Risk Committee

RC Chairman	Chairman of the RC

RC Member(s)	Member(s) of the RC

SC	Strategy Committee

SFBC	Swiss Federal Banking Commission

Shareholders	Shareholders of UBS

SID	Senior independent director elected in this capacity by the Board

Stakeholders	Persons, groups, or organizations who have a direct or indirect stake in UBS or the UBS Group and may, as a result, affect or be affected by UBS’s or the UBS Group’s actions, objectives, and policies

Subsidiary/Subsidiaries	Entities which are controlled by UBS and are consolidated for the purpose of UBS’s group accounts

Treasury	The treasury function of UBS which is responsible for the efficient management of
UBS’ financial resources, including balance sheet and capital management, interest rate and currency management, liquidity and funding management

UBS	UBS AG

UBS Group	UBS and its Subsidiaries

USD	Dollars of the United States

Vice-Chairman/Vice-Chairmen	The Board Member who is, or the Board Members who are, elected by the Board to be a Vice-Chairman / the Vice-Chairmen

List of Annexes

Annex A | Organizational Chart of UBS AG
Annex B | Responsibilities and Authorities
Annex C | Charter for the Committees of the Board of Directors of UBS AG
Annex D | Role Profiles and Role Expectations

5

Introduction

Introduction

1	Basis and Purpose

1.1	These Organization Regulations (the “ORs”) are enacted by the Board of Directors of UBS (the “Board”) pursuant to article 716b of the Swiss Code of Obligations (the “CO”) and articles 24 and 26 of the Articles of Association of UBS (the “AoA”).

Basis

1.2	The purpose of these ORs is:
(i)	to implement and supplement rules contained:
(a)	in laws applicable to UBS and the Business,
(b)	in regulatory and stock exchange rules, and
(c)	in the AoA with regard to the governance of UBS; and
(ii)	to define the functions, responsibilities and authorities of UBS’s Corporate Bodies and Executives, in each case having regard to applicable codes of best practice.

Purpose

2	Organization of UBS

2.1	UBS and the Business are organized as follows:
(i)	The Board, under the leadership of the Chairman, sets the strategy of the UBS Group and exercises the ultimate supervision over management, elects the Group CEO and certain other senior executives and performs the other duties described in these ORs.
(ii)	The day-to-day management of the Business is delegated to the Group Executive Board (the “GEB”) which acts under the leadership of the Group CEO; the GEB is in charge of all Business matters not reserved to the Board or the Shareholders, including setting up an appropriate management structure for the effective conduct of the Business.
(iii)	The Board establishes the following Committees to assist in the performance of its responsibilities:
(a)	the audit committee (the “AC”);
(b)	the corporate responsibility committee (the “CRC”);
(c)	the governance and nominating committee (the “GNC”);
(d)	the human resources and compensation committee (the “HRCC”);
(e)	the risk committee (the “RC”); and
(f)	the strategy committee (the “SC”),
with the respective responsibilities and authorities described in these ORs and set out in Annex C.

Organization
in General

8

2.2	The organizational chart of UBS is shown in Annex A. The responsibilities and authorities of the Corporate Bodies and Executives are set out in Annex B. Annex C sets out the objectives, composition, responsibilities and authorities of the Committees and Annex D describes the role profiles of Board and Committee Members.

Responsibilities of
Corporate Bodies
and other
Executives

2.3	UBS fulfils strategic, financial and management functions not only for itself, but also with respect to the UBS Group. Notwithstanding this, the legal independence of all Subsidiaries and the provisions of applicable local laws, rules and regulations relating to them must be observed to the extent legally required.

UBS Group

2.4	The GEB organizes the Business into such Business Groups and/or other structures as it considers appropriate for the effective management of the Business. This organization must be detailed by the GEB in the Business Regulations. Regulations made by the Business Groups and/or other structures are subject to GEB approval. Each Subsidiary is integrated into one or more Business Groups and has its own regulations which must be in line with the ORs, the Business Regulations and the regulations of the relevant Business Groups, to the extent admissible under applicable local laws, rules and regulations. The regulations of these Subsidiaries are also subject to the approval of the GEB.

Organization of
the Business into
Business Groups

9

Board of Directors

Board of Directors

3	Board Membership

3.1	The Board proposes for election by the Shareholders such persons who have been recommended by the GNC after consultation with the Chairman. In making such recommendations the GNC and the Board must have regard to the criteria set out in Annex D and the need for appointments to the Committees in accordance with Annex C.

Election Proposal
to AGM

3.2	The Board’s proposal for election must be such that three quarters of the Board Members will, following election, be independent. For this purpose, independence will be determined by (a) the SFBC circular 06/6 “Supervision and Internal Control”, (b) the New York Stock Exchange rules and (c) the rules and regulations of other securities exchanges on which UBS shares are listed (in each case as they may be amended or replaced from time to time), applying the stricter standard. There must furthermore be a sufficient number of Board Members who meet the independence criteria for the Committees Members set out in section 6 of Annex C. While the Chairman does not need to be independent, at least one of the Vice-Chairmen must be.

Independence of
Board Members

3.3	Each Board Member must notify the Chairman and the GNC immediately if his circumstances change in a manner that may affect his independence.

Notification Duty

4	Constitution

4.1	The Board consists of 6 to 12 Board Members as per article 18 AoA.

Number of Members

4.2	The term of office for each Board Member is one year pursuant to article 19(1) AoA. Subject to election by Shareholders, Board Members are normally expected to serve for a minimum of three years. No Board Member can continue to serve beyond the AGM held in the calendar year following such Board Member’s sixty fifth birthday; in exceptional circumstances the Board can extend this age to 70.

Term of Office

4.3	The Board constitutes itself at its first meeting following the AGM. In this meeting the Chairman, the Vice-Chairmen, the Deputy, the Senior Independent Director (the “SID”) and the Committee Chairmen and the Committees Members are elected among and by the Board Members. The Board may remove these Board Members from their special functions at any time.

Constitutional
Meeting

5	Responsibilities and Authorities

5.1	The Board has the responsibilities and authorities set out in these ORs, in particular in Annex B and Annex D. Compulsory provisions of applicable laws, rules and regulations or rules contained in the AoA override the ORs.

In General

5.2	The Board has ultimate responsibility for promoting the success of the UBS Group and delivering sustainable shareholder value within a framework of prudent and effective controls which enables risk to be assessed and managed. The Board sets the UBS Group’s strategic aims, ensures that the necessary financial and human resources are in place for the UBS Group to meet its objectives and reviews management performance. The Board sets the UBS Group’s values and standards and ensures that its obligations to its Shareholders and others are met.

Ultimate
Responsibility

12

5.3	The Board’s ultimate responsibility for strategy and financial success includes in particular:
(i)	determining the business strategy taking into account the information, proposals and alternatives presented by the GEB;
(ii)	setting the risk profile and the risk capacities of the UBS Group;
(iii)	setting financial objectives and approving, via the budget and financial planning process, the necessary means to achieve these objectives, including approving a capital allocation framework;
(iv)	deciding on the UBS Group entering into substantial new business areas or exiting from an existing business area, in each case insofar as not covered by the current approved strategic framework;
(v)	deciding on major acquisitions, mergers, disposals or capital expenditure;
(vi)	approving all matters and business decisions where such decisions exceed the authority delegated by the Board to the Committees, the GEB or the Group CEO.

Strategy and
Financial Success

5.4	With respect to the ultimate responsibility for finance, the Board has in particular the following duties:
(i)	lay down principles for accounting, financial and risk control and approve significant changes to them;
(ii)	review and approve annually the financial business plan;
(iii)	review and approve the annual and quarterly financial statements of UBS;
(iv)	review and approve the annual report of UBS prior to its submission to the AGM; and
(v)	review and approve results announcements and announcements giving guidance as to financial performance.

Finance

5.5	With respect to the organization of the Business, the Board is in particular responsible for:
(i)	approving and regularly reviewing the governance principles and the management structures as set out in the ORs;
(ii)	approving the framework of the internal control system;
(iii)	issuing regulations for the Group IA;
(iv)	approving and regularly reviewing internal regulations (including these ORs) with respect to:
(a)	financial, legal and regulatory matters (including risk, investment and compliance policies);
(b)	personnel matters; and
(c)	communication and investor relations matters;
(v)	appointing and removing the Group CEO, the Group CFO, the Group CRO, the Group GC and the Head Group IA, reviewing performance and planning succession; and
(vi)	approving the compensation policy of UBS, including incentives and severance packages.

Organization

5.6	The Board supervises the management in particular with regard to:
(i)	the latter’s performance in meeting agreed goals and objectives; and
(ii)	the compliance with applicable laws, rules and regulations.

Supervision

5.7	The Board has a duty to convene AGMs and EGMs and to decide on proposals to be made to the Shareholders as well as a duty, insofar as consistent with applicable law, to implement resolutions adopted by the Shareholders.

Meetings of the
Shareholders

5.8	In case of financial difficulties or insufficient equity, the Board must undertake all steps required by Swiss banking law and by article 725 CO.

Loss of Equity

13

Board of Directors

5.9	The Board takes the legally required decisions in connection with increasing or reducing the share capital of UBS.

Share Capital

5.10	The Board may also take decisions on all matters which are not expressly reserved to the Shareholders or to another Corporate Body or Executive by law, by the AoA or these ORs.

Further Authorities

5.11	The Board, by these ORs, delegates certain of its responsibilities and authorities to the Committees and to the GEB.

Delegation

5.12	The Board and the Committees may, in performing their duties, take advice from third parties where they consider this to be in the best interests of UBS or the UBS Group.

Advice from Third
Persons

6	Meetings

6.1	The Board meets as often as the Business requires, and at least six times a year.

Number of Meetings

6.2	Extraordinary Board Meetings can be convened by the Chairman or are convened upon written request (by regular mail, e-mail or facsimile) of any Board Member or the Group CEO addressed to the Chairman. Upon such a request, the Chairman calls a Board Meeting in accordance with sections 6.3 and 6.4 within 7 business days.

Request of
a Meeting

6.3	The Chairman or, if he is absent, one of the Vice-Chairmen invites the Board Members to the Board Meetings in writing (by regular mail, e-mail or facsimile).

Invitation

6.4	The invitation contains the Agenda and must be sent to Board Members and other attendees at least 5 business days prior to the date of the Board Meeting together with all necessary supporting material. In cases of urgency (as determined by the Chairman in his discretion) a Board Meeting may be held on shorter notice.

Agenda and Notice
Period

6.5	Board Meetings are chaired by the Chairman, or in his absence by a Vice-Chairman designated to act as his Deputy or, in his absence or if there is none, by the SID or in his absence, by another Board Member selected by the Board Members present.

Chairman of
the Meetings

6.6	The Board may hold Board Meetings as determined by the Chairperson:
(i)	with or without the participation of the Group CEO and all or some of the other GEB Members;
(ii)	without participation of the Chairman (e.g. for issues such as Chairman compensation or evaluation), such Board Meetings being called by one of the Vice-Chairmen; and
(iii)	with the participation of other persons, who are invited to attend.

Presence of
Third Parties

6.7	The SID organizes and leads, at least annually, a meeting of the independent Board Members without the presence of the Chairman.

Meeting of the
Independent
Board Members

6.8	Board Meetings may be held by telephone- or video-conference.

Meeting Format

6.9	The Minutes contain all Board Resolutions taken and reflect in a general manner the considerations which led to the decisions taken; dissenting opinions of, and votes cast by, Board Members must also be reflected in the Minutes.

Minutes of the Board

6.10	The Minutes must be signed by the Chairperson and the Company Secretary and must be made available for review prior to and approved at the next Board Meeting. Board Members are entitled to examine the Board Minutes of any Board Meeting at any time.

Form of Minutes,
Inspection Rights

14

7	Resolutions

7.1	Subject to section 7.2 the presence of the Chairman or at least one of the Vice-Chairmen, as well as the majority of the Board Members, in person or by telephone- or video-conference are required for the passing of valid Board Resolutions. If this quorum is not present, the Chairperson or the Chairman can seek a Circular Resolution of the Board (see section 7.5).

Quorum of
Attendance

7.2	No quorum is required for Board Resolutions relating to the implementation of capital increases (article 22(2) AoA).

Special Quorum

7.3	Board Resolutions are passed by an absolute majority of the votes cast; in case of a tie, the Chairperson has, in addition to his normal vote, a second casting vote (article 22(1) AoA).

Quorum of
Resolutions/
Casting Vote

7.4	Where urgent matters arise after a Board Meeting has already been convened (the determination of urgency being made by the Chairperson in his discretion), such matters may be discussed at a Board Meeting and Board Resolutions taken if a majority of all Board Members present agree.

Resolutions on Items
not on the Agenda

7.5	In urgent cases, Board Resolutions may be passed in writing (including by e-mail or facsimile). A proposal for a Circular Resolution must be communicated to all Board Members and is only deemed to have passed if:
(i)	more than two thirds of all Board Members cast a vote or give written notice that they abstain;
(ii)	an absolute majority of all Board Members casting a vote approve the proposed resolution; and
(iii)	no Board Member requests a Board Meeting in relation to the subject matter of the proposed Board Resolution within 3 business days of receiving notice of the proposal.

Resolutions by
Circular Letter

7.6	Any Circular Resolution is as binding as a Board Resolution adopted at a Board Meeting and must be recorded under a separate title in the Board Minutes prepared pursuant to sections 6.9 and 6.10 for the next Board Meeting.

Effect of such
Resolutions

8	Conflicts of Interest

8.1	The Board Members arrange their personal and business affairs so as to avoid, as far as possible, a Conflict of Interest.

General Standard

8.2	Each Board Member must disclose to the Chairman any Conflict of Interest arising generally or relating to any matter to be discussed at a Board Meeting, as soon as he becomes aware of its existence.

Disclosure of
Conflicts of Interest

8.3	Subject to the exceptional circumstances in which the best interest of UBS dictates otherwise, the Board member under a Conflict of Interest shall not participate in discussions and decision-making involving the interest at stake. The Chairman must advise the Board of the Conflict of Interest. In the event of a doubt, he shall request the Board to determine whether a Conflict of Interest or exceptional circumstances exist.

Procedural Measures

15

Board of Directors

9	Information Rights

9.1	Board Members have access to all information concerning the Business and the affairs of the UBS Group as may be necessary or helpful for them to fulfil their duties as Board Members.

Right of Information

9.2	At Board Meetings, any Board Member is entitled to request information on any matter relating to the UBS Group regardless of the Agenda and the Board or GEB Members present must provide such information to the best of their knowledge.

Request for Informa-
tion during Board Meetings

9.3	Should a Board Member require information or wish to review documents outside a Board Meeting, he must address his request – routed through the Company Secretary to the Chairman.

Request for Informa-
tion outside of
Board Meetings

10	Board Self-Assessment

10.1	At least annually, the Board reviews on the basis of an assessment conducted by the GNC, its own performance, as well as the performance of each of the Committees. Such review seeks to determine whether the Board and the Committees function effectively and efficiently.

Board Self-
Assessment

10.2	The GNC also arranges a performance evaluation for each individual Board Member; the individual feedback for Board Members is given by the Chairman and, in the case of the Chairman, by the SID. In light of the annual performance evaluation, the Board must consider whether any changes should be made to the membership of the Board or of the Committees.

Individual
Performance

11	Chairman

11.1	The Board elects the Chairman.

Appointment

11.2	The Chairman leads the Board; he in particular calls Board Meetings and sets their Agenda. The Chairman aims to ensure the effectiveness of the Board, with the right balance between the time the Board allocates to strategic and supervisory functions.

In General

11.3	The Chairman presides over the AGMs and EGMs and answers questions from Shareholders.

Shareholders’
Meetings

11.4	The Chairman coordinates, together with the Committee Chairmen, the work of all Committees. He chairs the SC and CRC and may attend the Meetings of other Committees in consultation with the relevant Committee Chairman.

Coordination of
Committee Work
and Chairman’s
Attendance

11.5	The Chairman, together with the Group CEO, is responsible for ensuring effective communication with Shareholders and with Stakeholders including government officials, regulators and public organizations. He is the primary representative of the Board and, together with the Group CEO, of the UBS Group in interaction with the media; other Board Members may discuss UBS Group matters with the media with the approval of the Chairman, whether generally or in respect of specific topics. The SID ensures the communication with those Shareholders who wish to conduct discussions with an independent Board Member.

Outside
Communication

16

11.6	The Chairman establishes and keeps a close working relationship with the Group CEO and the other GEB Members, providing advice and support to them while respecting the fact that day-to-day management responsibility is delegated to the GEB under these ORs. He also facilitates a constructive relationship between the Board and the Group CEO and other GEB Members.

Relationship with
Management

11.7	Full details of the responsibilities and authorities delegated to the Chairman are set out in Annex B and in Annex D.

Further Duties

12	Vice-Chairmen and Senior Independent Director

12.1	The Board elects one or more Vice-Chairman/Vice-Chairmen. At least one Vice-Chairman must be independent. If there is only one Vice-Chairman, he will act as SID and as Deputy. If the Board elects more than one Vice-Chairmen, it will elect one of them, who must be independent, as SID and another as Deputy.

Appointment

12.2	Full details of the responsibilities and authorities delegated to the Vice-Chairmen, the Deputy and the SID are set out in Annex B and in Annex D. Further duties of the SID follow from sections 6.7, 10.2, 11.5 and 16.8.

Duties

13	Company Secretary

13.1	The Board elects a Company Secretary who acts as a secretary to the Board and its Committees. The Company Secretary is appointed by the Board and is, if the GEB decides in accordance with sections 2.4 and 16.5 (i) to have a group management board (the “GMB”) a GMB Member.

Appointment
and Function

13.2	The Company Secretary keeps the Board Minutes and the Committee Minutes and assists the Board, the Chairman, the Vice-Chairmen and the Committees to co-ordinate and fulfil their duties and assignments.

Responsibilities and
Authorities

13.3	The Company Secretary manages the staff supporting the Board and reports to the Chairman.

Staff and Reporting

13.4	The Company Secretary is responsible for keeping the official documents of UBS including its official seal.

Official Documents

14	Board Committees

14.1	The Board appoints the Committee Members and the Committee Chairmen.

Appointment

14.2	Based on articles 24 and 26 of the AoA, the Board delegates certain responsibilities and authorities to the Committees pursuant to Annex B and Annex C. In areas where the compulsory provisions of any laws, rules and regulations do not allow a delegation of Board responsibilities, the resolutions of the Committees have the character of recommendations to the Board.

Responsibilities
and Authorities

17

Management

Management

15	Delegation

15.1	Except as otherwise provided for by applicable laws, rules and regulations, the AoA or these ORs, the Board hereby delegates the management of the Business to the GEB which acts under the leadership of the Group CEO.

Delegation of
Management

15.2	Pursuant to section 2.4, the GEB may in turn delegate in the Business Regulations certain duties and responsibilities to other Executives and may empower them to further delegate their duties and responsibilities to other executives of the UBS Group. Each delegation must be in writing and clear rules on responsibilities, authorities and accountabilities must be established.

Further Delegation
by the GEB

15.3	The GEB will establish arrangements to ensure that decisions are made in any urgent Business matter should the responsible Executive be unable to act.

Urgent Matters

15.4	No person has any responsibility for or may participate in any matter, if such responsibility or participation would cause such person or any entity within the UBS Group to violate any laws, rules or regulations to which such person or entity is subject.

Reservation of Ap-
plicable Laws, Rules
and Regulations

16	Group Executive Board

16.1	The GEB includes as a minimum the Group CEO, the Group CFO, the Group CRO and the Group GC and such further GEB Members as the Group CEO may decide.

Composition

16.2	All GEB Members (with the exception of the Group CEO) are proposed by the Group CEO and the Board approves the appointments of the Group CEO, the Group CFO, the Group CRO and the Group GC; the HRCC approves all other GEB Members.

Appointment

16.3	Under the leadership of the Group CEO, the GEB has executive management responsibility for the UBS Group and its Business. It assumes overall responsibility for the development of the UBS Group’s and the Business Groups’ strategies and the implementation of approved strategies.

Responsibilities
and Authorities
in General

16.4	The authorities of the GEB are set out in Annex B and are based on article 30 of the AoA. The GEB, under the leadership of the Group CEO, prepares proposals for approval by the Board and supports the Board in its decision-making process.

Responsibilities
and Authorities
in Particular

16.5	In order to ensure that there are appropriate structures in place for the effective management of the Business, the GEB may:
(i)	establish a GMB to align the UBS Group’s strategy across the UBS Group, the members of the GMB being appointed by the Group CEO;
(ii)	appoint GEB committees to prepare and support its decisions; and
(iii)	delegate authorities pursuant to sections 2.4 and 15.2.
Such arrangements must be reflected in the Business Regulations.

Organization

16.6	Generally, the GEB meets at least once every month (sections 6.3, 6.4, 6.5 and 6.8 apply mutatis mutandis to such meetings). Extraordinary GEB Meetings will be called by the Group CEO as required or held at the request of one GEB Member (section 6.2 applies mutatis mutandis to the calling of such extraordinary meetings).

Meetings

20

16.7	A majority of GEB Members are required to be present at a GEB Meeting either in person or by telephone- or video-conference, in order to form the necessary quorum.

Quorum

16.8	The resolutions of the GEB are taken by the majority of the GEB Members present. In case of a tie, the Group CEO has, in addition to his normal vote, a second casting vote. Furthermore, the Group CEO has the power to overrule any GEB resolution. If he exercises this power, he must inform the Chairman and the SID immediately.

Resolutions

16.9	Minutes are taken of all GEB Meetings. They contain all resolutions taken by the GEB and reflect in a general manner the considerations which led to the decisions; dissenting opinions of, and votes cast by, individual GEB Members must also be reflected in the GEB Minutes. The minutes are sent to all GEB Members and to the Chairman. Board Members may inspect the GEB Minutes in accordance with section 6.10.

Minutes

16.10	With respect to Circular Resolutions of the GEB, sections 7.5 and 7.6 apply mutatis mutandis.

Circular Resolutions

16.11	In urgent matters, and if it is not feasible to call a telephone- or video-conference nor to proceed by Circular Resolution within the available time, the Group CEO may, together with two other GEB Members, take decisions which have the effect of GEB resolutions. Non-reachable GEB Members must be informed as soon as practicable.

Urgent Matters

16.12	Section 8 on Conflicts of Interest applies mutates mutandis, the Group CEO assuming for the GEB the same role as the Chairman for the Board.

Conflicts of Interest

16.13	The GEB assumes the responsibilities of a risk council. In this function, it has overall responsibility for implementing risk management and control principles, for approving the core risk policies as proposed by the Group CRO and for managing the risk profile of the UBS Group as a whole as determined by the Board and the RC.

Group Executive
Board as Risk
Council

17	Group Chief Executive Officer

17.1	The Group CEO is appointed by the Board.

Appointment

17.2	The Group CEO is the highest executive officer of the UBS Group and has responsibility and accountability for the management and performance of the UBS Group. The GEB acts under his leadership.

Function

17.3	The Group CEO sets the Business and corporate agenda, ensures high quality and timely decision-making and controls implementation of decisions taken. He ensures alignment of the individual GEB Members to the Business and corporate agenda. He supports and advises leaders of all organizational units as established in the Business Regulations and fosters an integrated entrepreneurial leadership spirit across the UBS Group. The Group CEO assumes a leading role in preparing the Board’s consideration of UBS’ strategy, UBS’ risk philosophy and compensation principles. He is responsible for planning succession at GEB level and for maintaining UBS’ reputation. He represents, in coordination with the Chairman, UBS in contacts with important investors, clients and other Stakeholders, as well as to the general public (see also section 11.5).

Main Responsibili-
ties and Authorities

21

Management

17.4	The Group CEO has an all-encompassing right to information about and examination of all matters handled in the Business. He has the power to overrule any decisions taken by any management body including any decision by the GEB (see section 16.8).

Right to Override
Decisions

17.5	Further details of the responsibilities and authorities delegated to the Group CEO are set out in Annex B and his additional executive authorities will be set out in the Business Regulations.

Further Duties

17.6	The Group CEO ensures that the Chairman and the Board are kept informed in a timely and appropriate manner. The Group CEO (either personally or through any other GEB Member) regularly reports to the Board at Board Meetings (or outside of Board Meetings) in a manner agreed with the Chairman on the current Business development and on important business issues, including on all matters falling within the duties and responsibilities of the Board. Such reports must cover:
(i)	the current Business developments including:
(a)	key performance indicators on the core Business of the UBS Group;
(b)	existing and emerging risks; and
(c)	updates on developments in important markets and of peers;
(ii)	within an appropriate time quarterly and monthly reports on the profit and loss situation, cash flow and balance sheet development, investments, personnel and other pertinent data of the UBS Group;
(iii)	changes in Executives; and
(iv)	information on all issues which may affect the supervisory or control function of the Board, including the internal control system.

Reporting to
the Board

18	Group Chief Financial Officer

18.1	The appointment of the Group CFO is approved by the Board upon proposal of the Group CEO.

Appointment

18.2	The Group CFO is responsible for transparency in, and appraisal of, the financial performance of the UBS Group and the Business Groups, for the UBS Group’s financial reporting, forecasting, planning and controlling processes as well as for providing advice on financial aspects of strategic plans and mergers, acquisitions, disposals and other transactions. He ensures high quality and timely reporting in line with regulatory requirements, corporate governance standards and global best practice. The Group CFO assumes responsibility for the management and control of UBS’s tax affairs. He is also responsible for treasury and capital management, including management and control of funding and liquidity risk and UBS’s regulatory capital ratios. Together with the AC he makes proposals to the Board regarding the standards for accounting adopted by UBS and defines the standards for financial reporting and disclosure. Together with the Group CEO he provides external certifications under Sections 302 and 404 of the Sarbanes Oxley Act 2002, and in coordination with the Group CEO manages relations with analysts and investors.

Responsibilities and Authorities

18.3	The Group CFO coordinates, under the supervision of the AC, the working relationships between Group IA and the External Auditors.

Group IA and External Auditors

18.4	Further details of the responsibilities and authorities delegated to the Group CFO are set out in Annex B.

Further Duties

18.5	The Group CFO reports to the Group CEO and has direct access to the Chairman and an obligation to advise the Chairman as well as the AC on significant issues arising in the field of his responsibilities.

Reporting

22

19	Group Chief Risk Officer

19.1	The appointment of the Group CRO is approved by the Board upon proposal of the Group CEO.

Appointment

19.2	The Group CRO is responsible for the development and implementation of principles and appropriate independent control frameworks for credit, market and operational risks within the UBS Group. He, in particular, has the following responsibilities and authorities:
(i)	formulation, implementation and control of the risk reporting, risk control strategy and risk control standards and procedures of the UBS Group;
(ii)	functional management authority over the Business Group risk control functions of risk control and line management responsibility over the Group level risk control functions;
(iii)	implementation responsibility for risk control mechanisms as determined by the Board, the RC, the GEB or the Group CEO; and
(iv)	approval of transactions, positions, exposures, and provisions in accordance with the risk control authorities delegated to him.

Responsibilities
and Authorities

19.3	Further details of the responsibilities and authorities delegated to the Group CRO are set out in Annex B.

Further Duties

19.4	The Group CRO reports to the Group CEO and has direct access to the Chairman as well as the RC on significant issues arising in the field of his responsibilities.

Reporting

20	Group General Counsel

20.1	The appointment of the Group GC is approved by the Board upon proposal of the Group CEO.

Appointment

20.2	Full details of the delegated responsibilities and authorities to the Group GC are set out in Annex B.

Further Duties

20.3	The Group GC reports to the Group CEO and has direct access to the Chairman on significant issues arising in the field of his responsibilities.

Reporting

23

Group Internal Audit

Group Internal Audit

21	Organization

21.1	Group IA performs the internal audit function for the entire UBS Group. The Head Group IA is appointed by the Board and is a GMB Member, if the GEB decides to have a GMB in accordance with sections 2.4 and 16.5 (i).

Appointment

21.2	The RC may order special audits to be conducted. Board Members, Board Committees or the Group CEO may submit requests for such audits to the RC. If there is any doubt whether such a request is justified, the question must be submitted to the Board.

Special Audits

22	Responsibilities, Authorities and Reporting

22.1	Group IA monitors compliance with legal and regulatory requirements, with the provisions of the AoA, and with internal policies including these ORs. It specifically verifies or assesses whether the internal controls are commensurate with the risks and are working effectively, whether activities within the UBS Group are being conducted and recorded properly, correctly and fully, and whether the organization of operations, including information technology, is efficient and the information is reliable.

Duties in General

22.2	Full details of the role, responsibilities and authorities of Group IA are set out in the charter for the UBS Group IA, which is approved by the Board.

Charter

22.3	Group IA possesses unrestricted auditing rights within the UBS Group; it has access at all times to all accounts, books and records. It must be provided with all information and data needed to fulfill its auditing duties.

Access Rights

22.4	Group IA is independent in its reporting and is not subject to any instructions and its power to audit is unrestricted.

Independency

22.5	The Group IA reports to the Chairman and to the RC in line with the responsibilities of the RC as set forth in Annex C. The AC must be informed on the audit results of the internal audit and be in regular contact with the Head Group IA.

Reporting

26

Special Provisions

Special Provisions

23	Authority to Sign

23.1	The following persons are authorized to sign, jointly with another authorized signatory on behalf of UBS:
(i)	the Chairman and the Vice-Chairmen;
(ii)	each of the GEB Members;
(iii)	each of the GMB Members, if the GEB decides to have a GMB;
(iv)	each of the managing directors, executive directors and directors or senior staff with equivalent ranks; and
(v)	each of the associate directors (with respect to the Business Group Global Wealth Management & Business Banking also “Prokuristen” and “Handlungsbevollmächtigte”).

In General

23.2	The authority to sign for UBS encompasses:
(i)	all its branches worldwide for the Chairman, the Vice Chairmen, the GEB Members; and
(ii)	the respective Business area and jurisdiction for all other signatories.

Reach

23.3	The Group GC issues a UBS Group signing policy, specifying all details, including but not limited to extended signature authorities, exceptions to the joint signature authority, dual signature authorities and the authority of signatories of UBS to sign for Subsidiaries. In addition, Subsidiaries establish their respective rules, according to compulsory provisions of local law, rules and regulations.

Policy

24	Form of Signature

24.1	All authorized signatories sign by adding their signature to the name of the legal entity on whose behalf they act.

Signature Form

28

25	Conduct of the Board Members and the Executives

25.1	Each Board Member and all Executives are under a duty to carry out their responsibilities with due care and to safeguard and further the interests of UBS and of all of its Shareholders.

Duty of Care
and Loyalty

25.2	Section 8 also applies to the decision-making processes of all Executives of UBS mutatis mutandis.

Conflicts of Interest

25.3	Each Board Member and Executive at all times keeps strictly confidential all information – except information which is already in the public domain – relating to the UBS Group which he has learned during the performance of his duties. Such information can only be disclosed to third parties with prior written clearance from the Chairman or the Group CEO. This obligation and duty continues even after the term of office of the Board Member and the Executive has expired for as long as the relevant information remains confidential.

Duty of
Confidentiality

25.4	If a Board Member or an Executive becomes aware of the fact that he may receive a financial or non-financial benefit as a result of his employment with UBS other than any salary, remuneration or other benefit from UBS, such person must:
(i)	in the case of a Board Member or the Group CEO, promptly inform the Board; and
(ii)	in the case of an Executive other than the Group CEO, promptly inform the Group CEO.

Benefits of Board Members and Executives

26	Entry into Force; Amendments

26.1	These ORs replace the former regulations governing the internal organization of UBS of 7 December 2006 and come into effect on 1 July 2008, based on a Board Resolution dated 26 June 2008.

Entry into Force

26.2	These ORs may be amended by the Board only with the approval of the SFBC.

Amendments

29

               UBS AG
               P.O. Box, CH-8098 Zurich
               P.O. Box, CH-4002 Basel

               www.ubs.com

Organization Regulations of UBS AG

Annex A | Organizational Chart of UBS AG
Annex B | Responsibilities and Authorities
Annex C | Charter for the Committees of the Board of Directors of UBS AG
Annex D | Role Profiles and Role Expectations

Valid as of 1 July 2008

Organizational Chart of UBS AG

Regulator
Shareholders
External Audit
Chairman
Board of Directors of UBS AG
Group Internal Audit
Audit Committee
Corporate Responsibility Committee
Governance and Nominating Committee
Human Resources and Compensation Committee
Risk Committee
Strategy Committee
Group CEO
Group Executive Board
Global Wealth Management & Business Banking
Investment Bank
Global Asset Management
Corporate Center
Group CFO
Group CRO
Group GC

UBS AG
P.O. Box, CH-8098 Zurich
P.O. Box, CH-4002 Basel

www.ubs.com

Organization Regulations of UBS AG

Annex A | Organizational Chart of UBS AG
Annex B | Responsibilities and Authorities
Annex C | Charter for the Committees of the Board of Directors of UBS AG
Annex D | Role Profiles and Role Expectations

Valid as of 1 July 2008

Abbreviations and Explanations
Abbreviations and Definitions		4

Responsibilities and Authorities
1	Legal Structure and Organization	6
2	Strategy	6
3	Personnel and Compensation	6
4	Audit	8
5	Financial Planning and Reporting	8
6	Treasury Management	9
7	Taxation	10
8	Risk Management and Control	10
9	Parent Bank, UBS Entities*, Branches and Representative Offices	11
10	Other Entities	13
11	Other Matters	13

1

Abbreviations and Explanations

Abbreviations and Explanations

Abbreviations and Definitions

All references to amounts are in million CHF unless specified otherwise.

A	Approval

AGM	Annual General Meeting of Shareholders

AoA	Articles of Association

AC	Audit Committee

BG	Business Group(s)

BGCEO	Business Group Chief Executive Officer

BoD	Board of Directors

CC	Corporate Center

CC COO	Chief Operating Officer of the Corporate Center

Chairman	Chairman of the Board of Directors

Group CEO	Group Chief Executive Officer

Group CFO	Group Chief Financial Officer

D	Director

ED	Executive Director

Executives	GEB and GMB members

Group CA	Group Head Controlling & Accounting

Group CRO	Group Chief Risk Officer

GEB	Group Executive Board

Group GC	Group General Counsel

Group IA	Group Internal Audit

Group Head IA	Head of Group IA

GMB	Group Managing Board

GNC	Governance and Nominating Committee

Group HR	Group Head Human Resources

GT	Group Treasurer

GWM&BB	Global Wealth Management & Business Banking

HRCC	Human Resources and Compensation Committee

I	Information

LSC	Legal Structure Committee

MD	Managing Director (or equivalent)

OGR	Organization Regulations

P	Proposal

RC	Risk Committee

SC	Strategy Committee

Senior Leadership	GMB and the Vice Chairmen of the Business Groups

SFBC	Swiss Federal Banking Commission

SPE	Special Purpose Entity

UBS AG	UBS

UBS Group	UBS, its Branches and its Subsidiaries

X	Proposal and Approval authority (=Initiative and Execution) attributed

4

Responsibilities and Authorities

Responsibilities and Authorities

Chairman/
BoD
				BoD	Committees	GEB	CC	BGs	Remarks

1	Legal Structure and Organization
1.1	AoA			A*					*To be submitted to a general shareholders’ meeting for approval

1.2	Organization Regulations, including Annex delineating authorities, and regulations of Group IA			A*	P: GNC	P			*Subject to SFBC approval

1.3	BG Regulations and Regulations of CC				A: GNC	P	P	P

1.4	Charter for the Committees of the BoD			A*	P*: GNC				*Subject to SFBC approval

1.5	Role Profile and Role Expectation			A*	P*: GNC				*Subject to SFBC approval

1.6	Basic organizational structure of the UBS Group			A		P			Definition of basic structure (BGs)

1.7	Organizational structure of the BGs and the CC					A	P	P

1.8	Special Committees for UBS Group purposes; definition of charter and appointment of members					A	P	P

2	Strategy
2.1	UBS Group strategy			A	P: SC	P: Group CEO

2.2	BG and CC strategies			A	P: SC	P	P	P

3	Personnel and Compensation
3.1	Appointments, removals and title ratification, Performance assessment & succession

	3.1.1	Appointments and removals for senior management functions

		3.1.1.1	BoD members	A*	P: Chairman / GNC				*To be submitted to a general shareholders’ meeting for approval

		3.1.1.2	Chairman / members of the BoD Committees	A	P*: Chairman / GNC				*Except for Chairman’s own appointment

		3.1.1.3	Group CEO	A	P: Chairman / GNC

		3.1.1.4	Group CFO, Group CRO, Group GC	A	P: HRCC	P: Group CEO

		3.1.1.5	Other GEB members		A: HRCC	P: Group CEO

		3.1.1.6	GMB members		A*: Chairman	A: Group CEO	P: respective GEB member	P: BG CEOs	*Chairman for Group CEO’s direct reports

		3.1.1.7	BG Executive Committees		I: Chairman / HRCC	A: Group CEO		P: BG CEOs

	3.1.2	Appointment and dismissal or removal of Company Secretary and Head Group IA

		3.1.2.1	Appointment and dismissal or removal of Company Secretary	A	P: Chairman

		3.1.2.2	Appointment and dismissal or removal of Head Group IA	A	P: Chairman / RC

		3.1.2.3	Appointment and promotions of MDs of Group IA and Office of the Company Secretary		A: Chairman				Proposals by Head Group IA and Company Secretary

	3.1.3	New hire, promotion, title ratification and dismissal or removal of MD (or equivalent), ED, D and other management				I: (for MD or equivalent)	A	A	ED, D and other management can be further delegated

	3.1.4	Standard Employment and Termination agreements

		3.1.4.1	Non-independent BoD		X: HRCC

		3.1.4.2	Group CEO		X: Chairman / HRCC

		3.1.4.3	Executives (excl. Group CEO)		A: HRCC	P: Group CEO

6

Chairman/
BoD
				BoD	Committees	GEB	CC	BGs	Remarks

	3.1.5	Performance assessment and succession systems

		3.1.5.1	BoD / BoD Committee as a whole	I	X: GNC

		3.1.5.2	BoD members		X: Chairman / GNC

		3.1.5.3	Group CEO, Group CFO, Group CRO, Group GC	I	X: Chairman / HRCC

		3.1.5.4	Other Executives (excl. those mentioned in 3.1.5.3)	I	X*: HRCC	P*: Group CEO			*For performance assessment proposal and assessment authority with the Group CEO only

		3.1.5.5	GMB members		I: HRCC	X: Group CEO

3.2	Compensation plans, policies & governance

	3.2.1	UBS Group compensation & benefits Principles		A	P: HRCC	P

	3.2.2	UBS Group compensation & benefits Governance Framework				A*	P: (to Group HR)	P: (to Group HR)	*Approval of Tier 2 and below can be delegated to Group HR

	3.2.3	Compensation & benefits policy, plan rules & compensation programs (new, material amendments or terminations)

		3.2.3.1	Independent BoD members	A: non-inde- pendent BoD	P*: Chairman				* The HRCC advises the Chairman accordingly

		3.2.3.2	Non-independent BoD members		X: HRCC

		3.2.3.3	Executives		A: HRCC	P: Group CEO

		3.2.3.4	All other employees		I**	A*	P: (to Group HR)	P: (to Group HR)	*Can be delegated to Group HR **If determined to be sufficiently material

	3.2.4	Establishment of new equity plans with significant use of UBS shares or related instruments		A	P: HRCC	P: Group CEO			Materiality determined by Group HR in consideration of financial, reputational or strategic impact. With respect to the use of UBS equity see also section 6

	3.2.5	Establishment of new compensation plans with a material financial, reputational or strategic impact		A	P: HRCC	P			Materiality determined by Group HR in consideration of financial, reputational or strategic impact

	3.2.6	Other compensation plans, policies and program not covered in 3.2 above					X*	X*	*In accordance with guidelines & policies of Group HR

3.3	Benefit and retirement plans

	3.3.1	Establishment or change of benefits/retirement plans with a material financial, reputational or strategic impact			A: HRCC	P			Materiality determined by Group HR in consideration of financial, reputational or strategic impact and / or employee representatives

	3.3.2	Determination of funding guidelines for retirement benefits and funding decisions for plans with material asset levels				A	P: Group HR & Group CA

	3.3.3	Material increase in the annual cash funding for retirement plans				A	P	P	Materiality determined by Group HR

	3.3.4	Appointment of employer representatives for the Foundation Board of the Swiss Pension Fund			I: HRCC	P: GEB A: Group CEO

	3.3.5	Appointment of company representatives to Pension Boards /Trusts countries outside Switzerland with material pension plans				A	I	P

	3.3.6	Other Benefits and retirement plans not covered in 3.3.1 to 3.3.5					X*	X*	*In accordance with guidelines & policies of Group HR. Materiality determined by Group HR

3.4	Total compensation & benefits

	3.4.1	Total compensation & benefits for:

		3.4.1.1	Chairman of the BoD		X: HRCC				If non-independent

		3.4.1.2	Non-independent BoD members		X: HRCC

7

Responsibilities and Authorities

Chairman/
BoD
				BoD	Committees	GEB	CC	BGs	Remarks

		3.4.1.3	Independent BoD members	A	P: Chairman / HRCC

		3.4.1.4	Group CEO		P: Chairman A: HRCC

		3.4.1.5	GEB members (excl. Group CEO)		A: HRCC	P: Group CEO

		3.4.1.6	GMB members		A: Chairman (for direct reports of Group CEO)	A: Group CEO (except for own direct reports)	P: respective GEB member*	P: BGs CEOs	*For GMB members reporting to Group CFO, Group CRO and Group GC or CC COO: the respective GEB member

		3.4.1.7	Head Group IA and Company Secretary		P: Chairman A: HRCC

		3.4.1.8	All new hires or existing employee with total annual compensation of USD 10 million or more	I: Chairman	I: HRCC	A: Group CEO	P: respective GEB member*	P: BG CEOs	*For GMB members reporting to Group CFO, Group CRO and Group GC or CC COO: the respective GEB member

	3.4.2	Setting of final annual bonus pools for BGs and CC		I	A: HRCC	P: Group CEO

	3.4.3	Maximum number of options to be granted to employees in a given year or multi year period		A		P: Group CEO

	3.4.4	Setting of stock option allocations for BGs			A: HRCC	P: Group CEO

4	Audit
4.1	External audit

	4.1.1	Appointment of auditors of UBS Group and parent bank		A*	P: AC	P			*Proposal to be submitted to general shareholders’ meeting for approval; Preparation of nomination by AC, supported by GEB and Group IA

	4.1.2	Appointment of auditors of UBS entities and UBS branches abroad			A: AC	I	P: Group CFO		As determined in UBS Group Policy “Use of services of UBS’ principal auditor and of other audit firms”, 1-P-000049

	4.1.3	Approval of UBS Group and statutory reports on financial statements		A*	P: AC	P			*For annual report see 5.2.2

4.2	Internal audit

	4.2.1	Determination of Group IA activities		I	A: RC	I			Proposal by Head Group IA

	4.2.2	Group IA activity reports			A: RC	I

	4.2.3	Individual internal audit reports			X: Chairman / Chairman of AC / Chairman of RC	X: Group CEO	X	X	Reports rated Qualified or Unsatisfactory as well as unrated reports with significant audit issues

5	Financial Planning and Reporting
5.1	Financial and business planning

	5.1.1	Business Plan and Annual Budget of the UBS Group*		A	P: SC	P	P: Group CFO		*Business Plan refers to the Five Year Strategic Plan (“5YSP”) of the UBS Group and Annual Budget refers to the One Year Operating Plan (“1YOP”) of the UBS Group

5.2	Financial reporting

	5.2.1	Consolidated and parent bank annual financial statements		A*	P: AC	P	P: Group CFO		*To be submitted to general shareholders’ meeting for approval

	5.2.2	Annual Report*							*To be submitted to general shareholders’ meeting for approval

		5.2.2.1	Concept, general guidelines	A: Chairman	P	P

		5.2.2.2	Sign-off	A: BoD	P: Chairman / AC / RC	P*			*Supported by SEC Certification

	5.2.3	Quarterly financial statements		A*	P: AC	P	P: Group CFO		*Decision prepared by Audit Committee

	5.2.4	Quarterly reports		I		A	P: Group CFO

	5.2.5	Monthly financial statements			I: Chairman / AC / RC	I	X: Group CFO

8

Chairman/
BoD
				BoD	Committees	GEB	CC	BGs	Remarks

5.3	Budget / expense controlling

	5.3.1	Quarterly monitoring of actual and forecast deviations from annual budget		I		A*	P: Group CFO		*Includes approval of projects which would cause the deviation

	5.3.2	Capital expenditure and operating lease commitments with multi-year P/L impact							Authority levels for capital expenditures refer to the total investment capitalized on the B/S and amortized through the P/L, for operating lease commitments the authority levels refer to the cumulative P/L impact over the life of the commitment. Group Real Estate and IT Infrastructure will establish further delegation levels to the BGs

		5.3.2.1	Capital expenditure IT infrastructure	> 1,000		1,000	200

		5.3.2.2	Capital expenditure real estate	> 1,000		1,000	200*		*Where a real estate commitment includes both capital expenditure and lease commitments, a combined CC authority level of 250 shall also apply

		5.3.2.3	Operating lease commitments IT infrastructure	> 1,000		1,000	200

		5.3.2.4	Operating lease commitments real estates	> 1,000		1,000	200*		*Where a real estate commitment includes both capital expenditure and lease commitments, a combined CC authority level of 250 shall also apply

6	Treasury Management
6.1	UBS Group treasury framework					A	P: Group CFO

6.2	Treasury reporting

	6.2.1	Quarterly report			I: RC	I	X: Group CFO

	6.2.2	Regular interim report*			I: RC	I	X: Group CFO		*Monthly balance sheet and capital report and monthly liquidity report

6.3	Capital management

	6.3.1	Framework and Policy (including Limits or Targets)		A	P: RC	P	P: Group CFO

		6.3.1.1	Methodology		A*: RC	P	P: Group CFO		*Significant changes to input parameters reviewed annually during the methodology review and changes being subject to approval

		6.3.1.2	Input Parameters		I: RC	A**	A: Group CFO		**Periodic approval of significant changes

	6.3.2	Increase and decrease of share capital, creation of conditional and authorized capital of UBS		A*	P: RC	P	P: Group CFO		*To be submitted to general shareholders’ meeting for approval

	6.3.3	Use of authorized capital of UBS		A		P	P: Group CFO

	6.3.4	Use of conditional capital of UBS				A	P: Group CFO

	6.3.5	Establishment of share repurchase programs		A	P: RC	P	P: Group CFO

	6.3.6	Use of share repurchase programs, sale and purchase of treasury stock (incl. derivatives)				I	X: Group CFO

	6.3.7	Issue of UBS Group tier 1 capital (other than share capital issued by UBS)				A	P: Group CFO

	6.3.8	Repurchase and redemption of UBS Group tier 1 capital (other than share capital issued by UBS)					X: Group CFO

	6.3.9	Issue, repurchase and redemption of tier 2 and tier 3 capital					X: Group CFO

	6.3.10	Listing and de-listing of UBS shares		A		P	P: Group CFO

6.4	Liquidity and Funding Management

	6.4.1	Framework and Policy (including Limits and Targets)		A	P: RC	P	P: Group CFO

9

Responsibilities and Authorities

Chairman/
BoD
				BoD	Committees	GEB	CC	BGs	Remarks

		6.4.1.1	Methodology		A*: RC	P	P: Group CFO		*Significant changes to input parameters reviewed annually during the methodology review and changes being subject to approval

		6.4.1.2	Input Parameters			A**	A: Group CFO		**Periodic approval of significant changes

	6.4.2	Framework for debt capital market issues (annual issue volumes, guarantees etc)					A: Group CFO		Raising of debt through the parent bank or UBS Entities (as defined in 8.1). For issues through UBS Entities, authority also covers any parent guarantee. For procedures and approvals, see Debt Group Policy “Issuance of debt securities by UBS and related companies” 1-P- 000143

	6.4.3	Establishment and structural changes (e.g. increase) of debt programs and CD- / CP-programs					A: Group CFO	P

	6.4.4	Issue, repurchase for cancellation, early redemption of notes, bonds and other securities with similar characteristics* on a stand-alone basis and under debt programs					A: Group CFO	P	Authorization to conclude tax audit settlements which involve (cumulative) adjustments to filed tax returns

	6.4.5	Issue, repurchase for cancellation and early redemption of notes and bonds through consolidated and non-consolidated SPEs						A	Formation of SPEs is subject to separate approvals – see 9.2

7	Taxation
7.1	Tax risk management and control principles

	7.1.1	Tax risk management and control framework including concept and risk measurement methodology			I: AC	A	P: Group CFO

	7.1.2	Tax Risk Policy				A	P: Group CFO		See Tax Risk Policy 1-P-000043

7.2	Tax risk provisions

	7.2.1	Establishment, increase or release of tax risk provisions for any individual item (or related collection of items or audit cycle) of tax risk

		7.2.1.1	Corporate income tax			>250	Group CFO: 250

		7.2.1.2	Other BG specific taxes*					A*	*The amount, establishment, increase or release of tax risk provisions for taxes other than corporate income tax are to be determined by the relevant BG CFO taking into account the recommendations of Group Tax and Group CFO, where required

7.3	Tax audit settlements

	7.3.1	Authorization to conclude tax audit settlements which involve (cumulative) adjustments to filed tax returns

		7.3.1.1	Corporate income tax	>1,000		1,000	Group CFO: 250

		7.3.1.2	Other BG specific taxes*					A*	* The amount, establishment, increase or release of tax risk provisions for taxes other than corporate income tax are to be determined by the relevant BG CFO taking into account the recommendations of UBS Group Tax and Group CFO, where required

7.4	Tax Sensitive Transaction approval					A	P: Group CFO	P

8	Risk Management and Control								Principally related to Market, Credit and relevant categories of Operational Risk
8.1	Risk management and control principles

	8.1.1	Principles		A	P: RC	P

	8.1.2	Implementation				X	X	X

10

Chairman/
BoD
				BoD	Committees	GEB	CC	BGs	Remarks

8.2	Risk measurement methodologies								All methodologies subject to annual review, and interim reviews as required

	8.2.1	Risk capacity, appetite and exposure (e.g. Capital-at-Risk and Earnings-at-risk)							Includes risk quantification and aggregation

		8.2.1.1	Concept	A	P: RC	P	P: Group CRO

		8.2.1.2	Methodology	I	A: RC*	P	P: Group CRO*		*RC approves principal characteristics, Group CRO approves the detail

	8.2.2	Other UBS Group level and major risk measures – credit (including country), investment, market and operational risks			A: RC*	P	P: Group CRO*		*RC approves principal characteristics, Group CRO approves the detail

8.3	Risk limits								All limits subject to annual review, and interim reviews as required

	8.3.1	Setting of UBS Group risk capacity and risk exposure ceiling based on approved methodology		A	P: RC	P	P: Group CRO

	8.3.2	Setting and allocation of major portfolio and concentration limits consistent with risk capacity concept		A	P: RC	P	P: Group CRO		Limits at UBS Group and BG level that control the overall level of risk. Including stress, statistical and volume limits as applicable. See Risk Authorities 1-C-000004 Excludes funding & liquidity – see 6.4

	8.3.3	Setting of other limits, below those approved by the BoD*				A*	A: Group CRO*	P*	Per Risk Authorities (1-C-000004) and risk policies – authority can be delegated Excludes funding & liquidity – see 6.4. *Approvals depend on the level at which the limits are set

8.4	Risk policies (primary and operational risks)

	8.4.1	Approval of major risk policies and significant changes thereto			I	A	P		Determination of what constitutes “major” and“significant“is in the responsibility of the relevant Group Function Heads

	8.4.2	Approval of other significant risk policies and significant changes thereto					A	P: BG policies

	8.4.3	Approval of other risk policies and changes					I	X*	*BG Function Heads

8.5	Risk authorities								See separate Risk Authorities 1-C-000004

	8.5.1	Risk Authorities 1-C-000004 Delegation of risk authority to UBS Group and BGs		A	P: RC	P	P	P

8.6	Risk reporting

	8.6.1	Quarterly risk reports		I	I: RC	I	X: Group CRO	X	BGs and CC provide inputs, Group CRO determines final content

	8.6.2	Regular interim risk reports			I: RC	I	X: Group CRO	X

8.7	Insurance risk management and control			I*		A	P		*For D&O insurance

9	Parent Bank, UBS Entities*, Branches and Representative Offices								* Entities (regardless of their legal form) which are wholly or majority, directly or indirectly owned or otherwise controlled by UBS See also Group Policy “Parent Bank and UBS Entities”, 1-P-000355. Also applies to compensation and benefit vehicles as defined in that policy
9.1	Policy for Parent Bank and UBS Entities					A	P: Group CFO

9.1.1	UBS Entities: Incorporation, reactivation, UBS Group internal transfer of legal ownership (incl. partial transfer and UBS Group-internal merger*) and dissolution of UBS Entities with equity of	>1,000	1,000	Group CFO: 500	Subject to LSC sign-off
*Merger of a UBS Entity with UBS requires formal approval by the BoDs of UBS and the relevant entity. In case of a merger, the equity of the entity or entities which will be dissolved determines the required approval level

11

Responsibilities and Authorities

Chairman/
BoD
				BoD	Committees	GEB	CC	BGs	Remarks

	9.1.2	Branches and Rep offices: Establishment and closure of:							Subject to LSC sign-off

		9.1.2.1	Branches (including sub-branches) of the parent bank outside Switzerland			A	P	P

		9.1.2.2	Branches (including sub-branches) of UBS Entities				A	P

		9.1.2.3	Representative offices or similar set-ups such as agencies or satellite offices of the parent bank or UBS Entities				A	P

		9.1.2.4	Branches of the parent bank in Switzerland					A: GWM&BB

	9.1.3	Election of Board Members and appointment of management of UBS Entities					X	X

9.2	Transactions with 3rd Parties

	9.2.1	Acquisitions and divestments (share and asset deals with 3rd parties; including increase or decrease of ownership in UBS Entities)							Sign-off through New Business or equivalent process by relevant control functions. Subject to LSC sign-off

		9.2.1.1	Within UBS Group strategy	>500		500	Group CFO: 50

		9.2.1.2	Outside UBS Group strategy	>250		250	Group CFO: 25

9.3	Funding and financial management of UBS Entities

9.3.1	Capital increase* of UBS Entities** (individual or cumulative p.a. per entity)	A: >500	Group CFO: 500	*Includes payments in share premium accounts, profit retention, debt forgiveness, equity like lending and other measures with similar effect.
**Includes branches of the parent bank and UBS entities subject to local tax and / or regulatory capital requirements

	9.3.2	Capital reduction and redemption of UBS Entities				A: >500	Group CFO: 500

9.3.3	Limits for UBS Group internal engagements	A: Group CFO	See UBS Group Policy “UBS Group Internal Engagements”,
1-P-000357”; for definition of entities subject to limit requirements. In addition to above policy, all non-UBS Entities are subject to UBS’s standard risk policies and procedures and the Risk Authorities, 1-C-000004

	9.3.4	Parental support for UBS Entities				A: >1,000	Group CFO: 1000		See UBS Group Policy “Parental Support for UBS Group Companies”, 1-P-000358

	9.3.5	Appropriation of earnings by UBS Entities					A: Group CFO

9.4	Licenses, regulation and rating

	9.4.1	Application for, or purchase or return/sale of bank, broker or broker-dealer license; material extension of such existing licence				A		P	Determination of what constitutes a “material extension” is in the responsibility of the relevant BG’s General Counsel

	9.4.2	Change of regulatory status or regulator of parent bank branch or UBS Entity or branch*				A		P	*If UBS initiated

	9.4.3	Rating of UBS Entities by rating agencies					A: Group CFO	P

9.5	Financial investments – Equity Holdings

	9.5.1	Policy for Equity Holdings				A	P: Group CFO		See UBS Group Policy “Equity Holdings”, 1-P-000072. For equity positions held for trading purposes and Commercial Holdings, see Risk Authorities

12

Chairman/
BoD
			BoD	Committees	GEB	CC	BGs	Remarks

	9.5.2	Purchase, sale, increase, decrease and write-downs / offs of Infrastructure Holdings, including exchange seats and clearing house memberships	> 1,000		1,000	Group CFO: 50	20 (Immediate notification to LSC)	Investments into the asset class “infrastructure & utilities” are classified as Commercial Holdings and subject to the Risk Authorities, 1-C-000004

10	Other Entities
10.1	Special Purpose Entities (SPEs)	Applies to UBS SPEs as defined in the UBS Group Policy “Special Purpose Entities”, 1-P-000076. For equity investments by UBS in third party SPEs, see above 8.5.1 (Risk Authorities) and UBS Group Policy “Equity Holdings”,
1-P-000072

	10.1.1	Setting rules governing the use of SPEs			A	P

	10.1.2	Incorporation, purchase, sale, liquidation or merger of SPEs				X	X	Authority with BGs / Legal Structure Committee approval (including GT approval of capitalization)

	10.1.3	Functional management, monitoring and controlling of SPEs				X	X	Authority attributed according to functional responsibility

11	Other Matters
11.1	Litigation / settlements Authorization to

	11.1.1	Initiate litigation	>250		250	Group GC: 100	20

	11.1.2	Conclude settlements * / **	>250		250	Group GC: 100	20	* If UBS is plaintiff, or claimant vis-à-vis insurance companies, the original claim is relevant; if UBS is defendant, the settlement amount is relevant ** including settlement with insurance companies

11.2	External Functions*							*See UBS Group Policy on outside Directorships and other External Functions 1-P-000353

	11.2.1	Of non-independent members of the BoD

		– in listed companies	A	P: GNC

		– other mandates		I: Chairman / GNC

	11.2.2	Of independent members of the BoD (in listed companies)	I*					*To be discussed with the GNC to avoid conflict of interest issues

	11.2.3	Of members of the GEB (incl. Group CEO)		A: HRCC

	11.2.4	Of members of the GMB			A: Group CEO

	11.2.5	Of other staff				A	A

UBS AG

Peter Kurer	Stephan Haeringer
Chairman	Vice Chairman

13

UBS AG
P.O. Box, CH-8098 Zurich
P.O. Box, CH-4002 Basel

www.ubs.com

Organization Regulations of UBS AG

Annex A | Organizational Chart of UBS AG
Annex B | Responsibilities and Authorities
Annex C | Charter for the Committees of the Board of Directors of UBS AG
Annex D | Role Profiles and Role Expectations

Valid as of 1 July 2008

Introduction
1	Basis and Purpose	4

Membership and Constitution
2	Number of Committee Members, their Independence and Knowledge	6
3	Constitution	6

Responsibilities and Authorities
4	Delegation of Responsibilities and Authorities	8
5	Audit Committee	8
6	Corporate Responsibility Committee	10
7	Governance and Nominating Committee	10
8	Human Resources and Compensation Committee	12
9	Risk Committee	13
10	Strategy Committee	14
11	Further Responsibilities and Authorities	15
12	Delegation to a Subcommittee	15
13	Information Rights	15
14	Advice from Third Persons	15

Meetings and Resolutions of the Committees
15	Meetings	18
16	Resolutions	18

Reporting
17	Regular Reporting	20
18	Special Reporting	20

Special Provisions
19	Confidentiality	22
20	Adequacy review	22
21	Entry into Force; Amendments	22

1

Introduction

Introduction

1	Basis and Purpose

1.1	This Committees Charter is enacted by the Board pursuant to articles 716–716b CO, articles 24 and 26 of the AoA and sections 5.11 and 14.2 of the ORs.

Basis

1.2	The purpose of this Committees Charter is to set out the objectives, composition and responsibilities of the Board Committees, being:

Purpose

(i)	the AC;
(ii)	the CRC;
(iii)	the GNC;
(iv)	the HRCC;
(v)	the RC; and
(vi)	the SC.

4

Membership and Constitution

Membership and Constitution

2	Number of Committee Members, their Independence and Knowledge

2.1	Each Committee must have at least three Committee Members.

Minimum Number of
Committee Members

2.2	Each Committee must consist of Board Members who:
(i)	are non-executive, being members who do not perform management functions within the UBS Group;
(ii)	in respect of the GNC and the HRCC, are all independent as defined by section 3.2 of the ORs;
(iii)	in respect of the CRC and SC, are in a majority independent as defined by section 3.2 of the ORs;
(iv)	in respect of the AC, all fulfil the independence criteria set out in sections 2.3 and 2.4 of this Annex C to the ORs; and
(v)	in respect of the RC, are all independent as defined by section 3.2 of the ORs and all fulfil the independence criteria set out in section 2.4 of this Annex C to the ORs.

Independence

2.3	Each AC Member must be independent, as defined by section 3.2 of the ORs and meet the requirements set forth in:
(i)	rule 10A-3 of the Securities and Exchange Act of 1934 and the New York Stock Exchange rules; and
(ii)	para. 40 of the SFBC circular 06/6 «Supervision and Internal Control».

Special Independence
Rules for AC Members

2.4	Each AC and RC Member must:
(a)	not be an Affiliated Person of UBS; for the avoidance of doubt, serving as a member of the board of directors of a subsidiary of UBS or an affiliated company of the UBS Group and receiving remuneration for such activity does not, of itself, make an AC Member an affiliated person.
(b)	not receive any consulting, advisory or other compensatory fees from UBS or any of its Affiliated Persons other than in his capacity as a Board Member or a Committee Member; and
(c)	not serve on the audit committee of more than two other public companies, unless the Board has made a determination that such AC Members or prospective AC Member has the availability to properly fulfil his duties with UBS.

2.5	Committee Members must have the necessary knowledge and experience to fulfil their functions as set out in Annex D to the ORs.

Knowledge

2.6	The Board Chairman chairs the SC and the CRC and may attend the Meetings of other Committees in consultation with the relevant Committee Chairman.

Membership and
Presence of the
Board Chairman

3	Constitution

3.1	The Committee Chairman and the Committee Members are elected pursuant to section 4.3 of the ORs and the Board may remove any Committee Member or any Committee Chairman at any time.

Election and Removal
by the Board of
Directors

3.2	The Company Secretary acts as a secretary to the Committees pursuant to section 13.1 of the ORs.

Secretary of the
Committees

6

Responsibilities and Authorities

Responsibilities and Authorities

4	Delegation of Responsibilities and Authorities

4.1	Pursuant to section 14.2 of the ORs the Committees have the responsibilities and authorities set out in this Committees Charter and in Annex B to the ORs. Provisions of applicable laws, rules and regulations or rules contained in the AoA and in the ORs will take precedence over this Committees Charter.

In General

5	Audit Committee

5.1	The function of the AC is to serve as an independent and objective body with oversight of (i) the UBS Group’s accounting policies, financial reporting and disclosure controls and procedures, (ii) the Executives’ approach to internal controls, (iii) the quality, adequacy and scope of external and internal audit functions and (iv) UBS’ compliance with regulatory and financial reporting requirements. The Executives are responsible for the preparation, presentation and integrity of the Financial Statements. The External Auditors are responsible for planning and carrying out a full audit of UBS’s and the UBS Group’s annual Financial Statements and for the review of quarterly Financial Statements.

In General

5.2	The AC’s responsibilities and authorities are to:
(i)	Financial Statements:
(a)	review the Financial Statements of UBS and the UBS Group, and discuss them with the External Auditors, the Group CFO and Group IA. The AC is to form an opinion on the organization, efficiency and completeness of the financial reporting process. The AC is also to discuss the quality of UBS’ and the UBS Group’s accounting principles and policies, their application to the Financial Statements and any significant adjustments in the Financial Statements, and reviewing the significant financial reporting judgments contained in them. The External Auditors are to provide timely reports to the AC on critical accounting policies and practices used, on alternative treatment of financial information, on other material written communications between External Auditors and the GEB or the Group CEO or the regulators and on whether or not there are any significant differences of opinion between the External Auditors and the GEB or the Group CFO. The AC is to discuss this report and review the findings, conclusions and recommendations of the External Auditors. The AC will inform the full Board on its assessment of the Financial Statements and, if appropriate, propose their release for publication;
(b)	make a proposal to the Board as to whether the annual financial statements of UBS and the UBS Group should be submitted to the AGM for approval;
(c)	make, together with the Group CFO, a proposal to the Board on the Accounting Standards to be applied in the preparation of the Financial Statements and on any changes to such Accounting Standards, including the adoption of rules within such standard;
(d)	approve discretionary decisions of the GEB or the Group CFO made under the Accounting Standards;
(e)	establish, together with the Group CFO, guidelines for:
(aa)	the earnings press releases; and
(bb)	financial information and earnings guidance provided to analysts and rating agencies;
(ii)	External auditors:
(a)	support the Board in reaching a decision on the appointment and /or removal of the External Auditors and their lead audit partner through an assessment of the qualifications, expertise, effectiveness, independence and performance of the

Responsibilities
and Authorities

8

External Auditors and their lead audit partner. The AGM will elect the External Auditors. The AC is to assess with the Group CFO the timing and process for implementing the rotation of the lead audit partner;
(b)	approve the engagement letter of the External Auditors (including the scope of the audit) and the fees and terms for the planned audit work. The AC Chairman and the Board Chairman are to formally sign the engagement letter. The AC is responsible for developing and implementing policy on the engagement of the External Auditors to supply non-audit services, taking into account relevant guidance, and for reporting to the Board, identifying any matters in respect of which it considers that action or improvement is needed and making recommendations as to the steps to be taken. Mandates of the External Auditors for additional audit work, audit-related and non-audit work (aa) are subject to pre-approval by the AC, which may delegate approval authority to one of its Members and (bb) must not be approved if and to the extent that the services to be provided are prohibited by the Sarbanes-Oxley Act. All mandates approved by a AC Member are brought to the attention of the AC at its next meeting. The AC may authorize the Group CFO to pre-approve clearly defined mandates, subject to final approval by the AC;
(c)	monitor and discuss with the External Auditors the UBS Group’s relationship with the External Auditors, including the exchange of information between the External Auditors and the Group IA;
(d)	review and monitor the External Auditors’ independence and objectivity and the effectiveness of the audit process;
(e)	provide in consultation with the RC an open avenue of communication among the External Auditors and the Group IA, the GEB, the Group CFO and the Board; and
(f)	mandate together with the RC co-ordination and close co-operation between the External Auditors and the Group IA;
(iii)	Internal controls:
(a)	form in close co-operation with the RC, an opinion of the adequacy, organization, efficiency and completeness of the UBS Group’s internal control system and procedures by taking notice of the reports provided by the GEB, the External Auditors, the Group IA and the RC Minutes regarding internal control matters and by reviewing the manner and the framework in which the GEB establishes and monitors the adequacy, organization, efficiency and completeness of the internal control systems and procedures; and
(b)	enquire of the Group CEO and the Group CFO whether there exists any material weakness or significant deficiency in UBS’ systems of internal controls and procedures and/or any fraud (irrespective of materiality) that involves any Executive;
(iv)	Regulatory compliance:
(a)	review arrangements for compliance with the UBS Group’s legal and regulatory requirements, responsibilities and obligations, including the UBS Group’s compliance practices and procedures;
(b)	review the recommendations made by relevant regulatory or supervisory bodies and by the External Auditors and their implementation; and
(c)	review the relationship and material communications between Executives and the regulators in those countries where UBS carries out its Business;
(v)	Concerns and complaints:
(a)	review concerns and complaints received regarding accounting, internal controls and auditing matters and monitor the steps that are taken to address them; and
(b)	ensure that adequate processes and procedures are in place for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing or other matters.

9

Responsibilities and Authorities

6	Corporate Responsibility Committee

6.1	The CRC supports the Board in its duties to safeguard and advance the UBS Group’s reputation for responsible corporate conduct. It reviews and assesses developments in stakeholder expectations for responsible corporate conduct and their possible consequences for the UBS Group and suggests appropriate actions to the Board.

In General

6.2	The CRC’s responsibilities and authorities are to:
(i)	Policies and regulations:
(a)	review the Business Conduct Code and make proposals for amendments to the Board;
(b)	monitor UBS’s employment policy in order to provide equal employment and advancement opportunities for all its employees, regardless of gender, ethnicity, race, nationality, age, disability, sexual orientation or religion; and
(c)	monitor the communication policies and their effectiveness with regard to the reputation of the UBS Group;
(ii)	Implementation of corporate responsibility:
(a)	review and monitor the implementation of «UBS’s Environment Policy» as well as the reduction of environmental pollution by UBS;
(b)	review whether the UBS Group complies with the «UBS Statement on Human Rights» and support the GEB in the enforcement of such statement;
(c)	promote corporate culture with the Business Conduct Code in mind;
(d)	ensure that the UBS Group takes opportunities, where considered appropriate and in the best interest of UBS, to pursue opportunities in the financial market for environmentally sensitive products and services and socially responsible investments;
(e)	review and support the GEB in the adjustment of processes to manage health and safety, environmental and human rights issues;
(f)	monitor and support UBS’s efforts to prevent corruption, terrorist financing and money laundering in general;
(g)	monitor the positions of UBS in sustainability indices and oversee efforts to maintain and improve UBS’s ranking in such indices;
(h)	monitor UBS’s community affairs program and the various foundations and associations aiming to contribute to non-profit, charitable, cultural and educational causes;
(i)	monitor the effectiveness of actions taken by the GEB to ensure that UBS meets its regulations on corporate responsibility matters; and
(j)	review and advise the Board on the adoption of corporate responsibility targets and on the reporting of the UBS Group’s approach to its corporate responsibilities.

Responsibilities
and Authorities

7	Governance and Nominating Committee

7.1	The function of the GNC is to support the Board in fulfiling its duty to establish best practices in corporate governance across the UBS Group, to conduct a Board self-assessment, to establish and maintain a process for appointing new Board Members and to manage, in consultation with the Board Chairman, the succession of the Group CEO.

In General

10

7.2	The GNC’s responsibilities and authorities are to:
(i)	Corporate governance:
(a)	address all relevant corporate governance issues affecting the UBS Group;
(b)	develop, maintain and review the internal regulations regarding corporate governance of the UBS Group (including but not limited to this Committees Charter, the conflict of interest guidelines of the UBS Group and the role profiles set out at Annex D to the ORs) and make proposals for approval to the Board;
(c)	make recommendations to the Board concerning further corporate governance matters and practices;
(d)	review the corporate governance section of the annual report of the UBS Group;
(e)	coordinate the work of the other Committees regarding corporate governance in their specific areas of expertise;
(f)	assess the size of the Board from time to time to determine whether it continues to be appropriate;
(g)	plan and manage proposals for changes in Board membership, taking into account factors including:
(aa)	the number of Board Members;
(bb)	the length of service of Board Members; and
(cc)	the skill mix, industry experience and responsibilities of Board Members including the need for membership of Committees;
(h)	review, annually, the Board Members’ independence and present its assessment to the Board for approval; and
(i)	review, annually, the Committees Charter, taking into account best practice rules;
(ii)	Identification and nomination of new Board Members:
(a)	develop, maintain and review in consultation with the Board Chairman principles and criteria regarding the recruitment and nomination of new Board Members and Committees Members and propose them for approval to the Board;
(b)	review and propose in consultation with the Board Chairman new candidates for membership of the Board to be recommended for election by an AGM or EGM in accordance with the selection criteria described in section 1 of Annex D to the ORs and such other criteria as may be approved by the Board from time to time; and
(c)	plan and manage in consultation with the Board Chairman a Board membership succession plan;
(iii)	Board education:
(a)	ensure together with the Board Chairman the establishment of a satisfactory induction program for new Board Members and a satisfactory ongoing training and education program for existing Board Members and Committee Members;
(iv)	Performance evaluation:
(a)	set the criteria for, and oversee the annual assessment of the performance and effectiveness of each Board Member, the Board and each Committee;
(b)	conduct an annual assessment of the performance and effectiveness of the Board (including at the discretion of the GNC an appraisal by an external expert) and report to the Board conclusions and recommendations;
(c)	ensure that each Committee carries out, and oversee, a self-assessment of the performance of the Committees and report to the Board its conclusions and recommendations for change; and
(d)	arranges for an annual assessment of the performance and effectiveness of each Board Member (including the Board Chairman) and timely assess whether or not Board Members, whose term of office is expiring, are to be proposed for re-election by the AGM;
(v)	Human resources:
(a)	prepare in consultation with the Board Chairman the succession of the Group CEO (for this purpose the GNC receives information from the HRCC on its performance evaluation of the Group CEO).

Responsibilities
and Authorities

11

Responsibilities and Authorities

8	Human Resources and Compensation Committee

8.1	The function of the HRCC is to support the Board in its duties to set guidelines on compensation and benefits, to approve certain compensation and to scrutinize performance of the Executives and supervise the succession planning for all Executives (other than the Group CEO).

In General

8.2	The HRCC’s responsibilities and authorities are to:
(i)	Compensation strategy:
(a)	propose UBS «Total Compensation and Benefits Principles» to the Board for approval in order to assure that the UBS Group employees are compensated effectively; and
(b)	set up guidelines on the relationship between pay and performance for the Board Members and Executives;
(ii)	Human resources:
(a)	evaluate, in consultation with the Board Chairman, the performance of the Group CEO and other GEB Members in meeting agreed goals and objectives and informs the GNC about the outcome of the performance evaluation of the Group CEO;
(b)	supervise the succession planning for GEB Members (other than the Group CEO) and approve their appointment upon proposal by the Group CEO;
(c)	perform an annual review of succession and talent development planning of the Executives in consultation with the Board Chairman and the Group CEO;
(d)	monitor the GEB’s management of the talent pool of the UBS Group; and
(e)	monitor standards for leadership, culture and HR matters for the UBS Group;
(iii)	Governance:
(a)	review and approve the compensation and benefits policy, the compensation program, the compensation plans and compensation governance for the non-independent Board Members;
(b)	review and approve standard contracts and employment agreements for the Executives and terms of service for the non-independent Board Members;
(c)	review and approve standard termination agreements for the Executives and the non-independent Board Members;
(d)	review and approve terms and conditions for the GEB Members and the non-independent Board Members relinquishing their positions but remaining within UBS; and
(e)	review the section on executive compensation, shareholdings and loans to be included in UBS’s annual compensation report and comment it as well as the compensation system at the AGM;
(iv)	Compensation approval:
(a)	approve the total compensation for the Board Chairman and the non-independent Board Members;
(b)	propose, together with the Board Chairman, total individual compensation for the independent Board Members for approval by the Board;
(c)	review and approve, upon proposal of the Board Chairman, total individual compensation for the Group CEO;
(d)	review and approve, upon proposal from the Group CEO, the total individual compensation for the GEB Members;
(e)	review and approve total individual compensation for former GEB Members, who have left the GEB for a new function within UBS for the first year after having left the GEB;
(f)	receive and review a list from the Group CEO of the total annual compensation (including stock option value) of those employees receiving total compensation of equal to or over USD 10 million;

Responsibilities
and Authorities

12

(g)	review and approve all material amendments and individual variations to the compensation plan rules operated under the Executive Compensation Programs for every participants, regardless of the participant’s current status;
(h)	approve all material individual variations from standard contracts and employment agreements for Executives and non-independent Board Members; and
(i)	approve all material individual variations from standard termination agreements for Executives and non-independent Board Members.

8.3	The Group CEO must provide the HRCC with:
(i)	an annual report on the effectiveness of the HR policies and suggest modifications; and
(ii)	regular updates regarding results of employee and Executive surveys and leadership processes.

Reporting by the
Group CEO

9	Risk Committee

9.1	The function of the RC is oversight and support for the Board in fulfiling its duty to supervise and to set appropriate risk management and control principles in the area of (i) risk management and control, including credit, market and operational risks, and (ii) treasury and capital management, including funding, liquidity and (iii) balance sheet management, including in each case any consequent reputational risk. For these purposes, the RC will receive respective information from the GEB. The Group CEO, the Group CRO and the GEB are responsible for assessing and managing UBS’s risk and the UBS Group’s risk and are ultimately accountable to the Board in relation to their activities.

In General

9.2	The RC’s responsibilities and authorities are to:
(i)	Risk management and control:
(a)	review and propose to the Board the guiding risk principles (including delegation of risk authorities and major risk limits) relative to UBS’s operations and recommend any changes required to those principles;
(b)	review and approve the internal risk management and control framework across all relevant risk categories relative to the UBS Group’s activities and risk profiles including roles and responsibilities of the GEB and the internal control bodies or Executives such as the Group CRO, the Group CFO, Treasury, the Group GC;
(c)	assist the Board in its determination by reviewing and assessing management’s proposals in relation to risk profile and risk capacity and making recommendations to the Board in relation to those proposals;
(d)	assess periodically the effectiveness of key policies and procedures adopted by the GEB relating to risk management and control of significant risks;
(e)	review and make recommendations to the Board in relation to the proposals from the GEB in relation to material risk limits and allocations and authority levels relating to those limits. Material risk limits include those relating to port folios, concentrations, products, sectors or other categories relevant to the strategy, risk profile and risk capacity of UBS and the UBS Group as approved by the Board;
(f)	monitor and oversee the risk profile of UBS and the UBS Group within the context of the Board-determined risk profile, risk capacity and limit structure;
(g)	monitor, and at the request of the Group CEO approve as appropriate excesses to Board-approved limits. The RC reports any such approvals to the Board at regular intervals. The Group CEO may authorize temporary excesses of limits and seek approval from the RC at its next meeting following such temporary authorization;

Responsibilities
and Authorities

13

Responsibilities and Authorities

(h)	review systematically high risk areas of the UBS Group and assess the effectiveness of the steps taken by the GEB to manage or mitigate such risks;
(i)	review and assess the asset and liability management framework including allocation of responsibilities, limits, capital allocation, liquidity and funding; and
(j)	consider, in conjunction with the SC, the UBS Group’s strategy to deal with anticipated or existing high-level risks;
(ii)	Risk reporting:
(a)	receive and review reports relating to risks, including reports of management that assess the likelihood of such risks materialising and the adequacy and appropriateness of the internal controls to manage those risks;
(iii)	Anti money laundering:
(a)	review the AML process and participate, if so requested by the GEB, in international working groups on topics relating to financial crimes and monitor UBS’s efforts to prevent corruption and terrorist financing;
(iv)	Group IA:
(a)	support the Board in preparing the decision on appointment and/or removal of the Head Group IA through an assessment of the individual’s qualifications, expertise, effectiveness, independence and performance;
(b)	review the scope, nature and effectiveness of the work of Group IA, including its audit program and resources;
(c)	provide, in consultation with the AC, an open avenue of communication among the External Auditors and the Group IA, the GEB, the Group CFO and the Board and review the effectiveness of the reporting line and unrestricted access of the Head Group IA to the RC, the AC and to the Board Chairman; and
(d)	mandate together with the AC co-ordination and close co-operation between the External Auditors and the Group IA.

10	Strategy Committee

10.1	The SC supports the Board in discharging its responsibilities in the UBS Group strategy area.

In General

10.2	The SC’s responsibilities and authorities are to:
(i)	initiate at least once a year, in conjunction with the Group CEO, a review of UBS’s strategy and of its implementation by the GEB with a view to submit presentations to the Board to facilitate decisions with respect to the UBS Group’s strategy;
(ii)	keep under review the implementation of the UBS Group’s current strategy and report results to the Board;
(iii)	consider, in conjunction with the RC, the UBS Group’s strategy to deal with anticipated or existing high-level risks; and
(iv)	validate the UBS Group’s current strategy with external experts where the SC considers such external advice is appropriate.

Responsibilities
and Authorities

14

11	Further Responsibilities and Authorities

11.1	The Board may entrust to the Committees further powers and duties by Board Resolution.

Further Responsibilities
and Authorities

12	Delegation to a Subcommittee

12.1	Each Committee may delegate some or all of their tasks to a subcommittee comprised of one or more Committee Members.

Subcommittees

13	Information Rights

13.1	Each Committee may, after consultation with the Board Chairman, require information and special reports on matters relating to their respective responsibilities set out in sections 4 to 12 above from all Executives and the Group IA.

Committees

13.2	For the information rights of each Board Member see section 9 of the ORs.

Committee Members

14	Advice from Third Persons

14.1	Section 5.12 of the ORs applies mutatis mutandis for the taking of advice by the Committees.

External Advice

15

Meetings and Resolutions
of the Committees

Meetings and Resolutions
of the Committees

15	Meetings

15.1	Each Committee meets as often as its business requires, but at least:

Number of Meetings

(i)	four times a year for the AC and the RC; and
(ii)	twice a year for the CRC, GNC, HRCC and the SC.

15.2	Committee Meetings are called and held in compliance with the rules set out in the ORs (see sections 6.2 to 6.5 and 6.8 of the ORs to be applied mutatis mutandis).

Request, Invitation,
Agenda, Notice
Period and Chairman
of Meetings;
Meeting format

15.3	Each of the Committee Chairman may, on his own motion or upon request of any Committee Member or the Board Chairman, invite Executives as well as other persons to attend Committees Meetings.

Presence of Third
Parties at Committee
Meetings

15.4	The AC holds Committee Meetings:
(i)	normally with the participation of the Head Group IA, representatives of the External Auditors, the Group CFO, the Group CRO, the head of Group Controlling & Accounting and the head of Group Accounting policy;
(ii)	periodically, only with the participation of the Head Group IA and the External Auditors; and
(iii)	periodically without the External Auditors.

Special Rules for
the AC

15.5	Generally, all Executives are invited to participate in all meetings of the CRC.

Special Rules
for the CRC

15.6	Generally, the Group CEO, the Group CFO, the Group CRO and the Head Group IA participate (to the extent necessary) in each meeting of the RC. The invitation of other Executives is at the discretion of the RC.

Special Rules
for the RC

15.7	Committee Minutes must fulfill the conditions set out in sections 6.9 and 6.10 of the ORs and must be distributed to the Board Chairman.

Minutes

16	Resolutions

16.1	Sections 7, 8.2 and 8.3 of the ORs apply mutatis mutandis to the decision-making process of the Committees.

Resolutions

18

Reporting

Reporting

17	Regular Reporting

17.1	Each Committee Chairman ensures that the Board Chairman and the Board are kept informed in a timely and appropriate manner. Each Committee Chairman (either personally or through another Committee Member) regularly reports to the Board at the Board Meetings on the current activities of their Committee and on important Committee issues, including on all matters falling within the duties and responsibilities of the Board, namely on:
(i)	proposals for resolutions to be considered, or other action to be taken, by the Board;
(ii)	resolutions made and decisions taken by the Committee and the material considerations which led to such resolutions and decisions; and
(iii)	activities and important findings of the Committee.

In General

17.2	Each Committee Chairman submits the proposals and resolutions mentioned in sections 17.1 (i) and (ii) to the Board in writing unless such proposals are contained in the Committee Minutes; the remaining reporting is generally done orally.

Submitting of
Proposals and
Recommendations

18	Special Reporting

18.1	Following the completion of the audit and the annual financial statements the AC Chairman submits annually to the Board Chairman, for the attention of the Board;
(i)	the AC’s assessment of the qualification, independence and performance of the External Auditors;
(ii)	the AC’s assessment of the design of the UBS Group’s internal control system for financial reporting and the coordination and interaction between the Group IA and the External Auditors; and
(iii)	the recommendation regarding the audited financial statements in UBS’s annual report.

AC

18.2	The RC Chairman submits annually to the Board Chairman, for the attention of the Board, the RC’s assessment of the qualification and performance of the Group IA.

RC

20

Special Provisions

Special Provisions

19	Confidentiality

19.1	The deliberations of the HRCC and GNC are confidential and are to be communicated outside of these Committees only to the extent permitted by the Chairman of these Committees.

Special Rule

20	Adequacy review

20.1	Each Committee reviews the adequacy of this Committees Charter at regular intervals, but at least annually, and recommends to the GNC any changes considered to be necessary or appropriate.

Review

21	Entry into Force; Amendments

21.1	This Committees Charter replaces all former regulations governing the internal organization of the Committees and comes into effect on 1 July 2008, based on a Board Resolution dated 26 June 2008.

Entry into Force

21.2	This Committees Charter may be amended by the Board only with the approval of the SFBC.

Amendments

22

UBS AG
P.O. Box, CH-8098 Zurich
P.O. Box, CH-4002 Basel

www.ubs.com

Organization Regulations of UBS AG

Annex A | Organizational Chart of UBS AG
Annex B | Responsibilities and Authorities
Annex C | Charter for the Committees of the Board of Directors of UBS AG
Annex D | Role Profiles and Role Expectations

Valid as of 1 July 2008

Introduction by the Chairman		1

For Board Members
1	Role Profile and Expectations of Board Members	4

For the Chairman of the Board of Directors
2	Role Profile and Expectations	6

For the Vice-Chairmen and the
Senior Independent Director
3	Role Profile and Expectations	10

For the Chairmen of the Committees
4	Role Profile and Expectations	12

For certain Committee Members
5	Audit Committee	14
6	Corporate Responsibility Committee	14
7	Governance and Nominating Committee	14
8	Human Resources and Compensation Committee	15
9	Risk Committee	15

For the Secretary of the Board of Directors
10	Role Profile and Expectations	18

Special Provision
11	Entry into Force; Amendments	20

Introduction by the Chairman

At UBS we are proud of the values with which we conduct our business. UBS and all its employees will continue to uphold the highest levels of business ethics and personal integrity in all of their business transactions and interactions. This document outlines the role profiles for all Board Members and states the expectations and standards that UBS requires from them.
The purpose of the standards, which have been endorsed by the GNC, is to ensure that the expectations of UBS for its Board Members are in alignment with best practice standards in corporate governance and meet the high expectations of its Shareholders, employees, customers and other interest groups. Good governance policies and processes are in the utmost interest of UBS Group and its Stakeholders. With this in mind, the Board has decided to articulate and formalise these standards. They do not, however, in any way, act as a substitute for the compulsory provisions of the laws, rules and regulations applicable to the UBS Group.
This document will be used for three purposes: (1) to educate Board Members and the Board as a whole on their roles and expectations UBS has from them, as well as on the functioning of the Board and Committees, (2) to serve as an orientation and reference tool and (3) to inform Shareholders and other Stakeholders of the practice of UBS in corporate governance matters.
In the interest of transparency, this document is published on our website.

Peter Kurer

1

For Board Members

For Board Members

1	Role Profile and Expectations of Board Members

1.1	Board Members as a group must have the necessary qualifications and skills to perform all Board duties and must together possess financial literacy, experience in banking and risk management, international experience, including experience of international financial matters, and knowledge of the duties of directors.

1.2	In particular, individuals will be considered for nomination as Board Members, and Board Members will be considered for appointment to a Committee, on the basis of:
(i)	their judgment, character, expertise, skills and knowledge;
(ii)	their diversity of viewpoints, professional backgrounds and track records;
(iii)	their business and other experience (e.g. banking, risk and international experience) relevant to the business of UBS;
(iv)	the relevance of their expertise, skills, knowledge and experience to the work of any Committee to which they are to be appointed;
(v)	the extent to which their judgment, character, expertise, knowledge and experience will interact with other Board Members to build an effective and complementary board and, where relevant, with other members of a Committee to build an effective and complementary Committee;
(vi)	the ability and willingness to commit adequate time to Board and Committee matters; and
(vii)	whether existing board memberships or other positions held by a candidate could lead to a Conflict of Interest.

Expectations for the
Board as a whole

1.3	In order to be able to fulfil their role, a Board Member is expected to:
(i)	act with integrity, probity and to a high ethical standard;
(ii)	exercise sound judgement;
(iii)	be able and willing to inquire and probe, and have the strength of character to seek and obtain full and satisfactory answers within the collegiate environment of the Board;
(iv)	challenge constructively and contribute to the development of strategy;
(v)	scrutinise the performance of management in meeting agreed goals and objectives and monitor the reporting of performance;
(vi)	satisfy themselves that financial information is accurate and that financial controls and systems of risk management are robust and defensible;
(vii)	devote the necessary time to discharge properly their duties. An indication of time will be set out in each Board Member’s letter of appointment;
(viii)	make every effort to attend, in person or by telephone- or video-conference, all regularly scheduled Board Meetings and Committee Meetings on which they serve; and
(ix)	comply with a code prepared to reflect provisions of applicable laws, rules and regulations on share dealing by Board Members and others.

Expectations for each
Board Member

1.4	A sufficient number of Board Members must meet the profile for membership of the Committees as set out in Annex C and this Annex D to the ORs.

Qualifications
for Committee
Membership

4

For the Chairman of the
Board of Directors

For the Chairman of the
Board of Directors

2	Role Profile and Expectations

2.1	The role of the Chairman is a key one within the Board and the UBS Group. He provides coherent leadership for UBS.

In General

2.2	The Chairman leads the Board. In this context his main responsibilities and authorities are the following:
(i)	Board composition:
(a)	build, together with the GNC, an effective and highly complementary Board with an appropriate balance of skills and experience; and
(b)	initiate changes in and plan, together with the GNC, Board succession and Board appointments;
(ii)	Board knowledge and experience:
(a)	provide guidance to other Board Members about what is expected from them and to take full account of their issues and concerns;
(b)	consider and address, together with the GNC, the development needs of individual Board Members and the Board as a whole in order to maintain the necessary depth and breadth of knowledge and experience and to enhance the effectiveness and efficiency of the Board as a team;
(c)	ensure, together with the GNC, that a satisfactory ongoing training and education program is established for existing Board Members and Committee Members with regard to their respective responsibilities and organize, together with the members of the GEB an annual seminar aimed at updating the full Board on the UBS Group’s strategy and providing in-depth orientation on selected Business activities; and
(d)	ensure, together with the GNC, that new Board Members are provided with a satisfactory induction programme covering, amongst other things:
(aa)	Board Members’ duties and other regulatory issues;
(bb)	familiarisation with the Business and the Business Groups; and
(cc)	the UBS Groups’ corporate governance policies, regulations, practices and procedures.
(iii)	Board Agenda and meetings:
(a)	call Board Meetings and set their Agenda;
(b)	coordinate, together with the Committee Chairmen, the work of all Committees;
(c)	aim to ensure the effectiveness of the Board, with the right balance between the time the Board allocates to strategic and supervisory functions;
(d)	manage the Board to ensure that sufficient time is allowed for discussion of complex or contentious issues and to arrange, if necessary, informal meetings among Board Members;
(e)	encourage active engagement by all Board Members in all matters concerning the Board; and
(f)	ensure that Board Resolutions are in form and content accurate and implemented properly;
(iv)	Board information and communication:
(a)	ensure that Board Members receive accurate, timely and clear information to enable the Board to take sound decisions, monitor the management of the UBS Group effectively and provide advice to promote the success of the UBS Group;
(b)	ensure that the Board Members receive all necessary material and information in good time before each Board Meeting; and
(c)	promote open communication between the Board and the management;

Main Responsibilities
and Authorities

6

(v)	Board Committees:
(a)	ensure the operation of a clear Committee structure; and
(b)	ensure that the Committees receive accurate, timely and clear information to enable the fulfilment of their responsibilities;
(vi)	Board remuneration:
(a)	make proposals to the HRCC on the total compensation for independent Board Members (other than the Chairman) and for the Group CEO;
(vii)	Regulatory issues:
(a)	keep a close contact with the UBS Group’s main regulators;
(viii)	Corporate governance:
(a)	promote, together with the GNC, the highest standards of corporate governance for UBS and the UBS Group as well as the highest standards of integrity and probity within UBS and the UBS Group;
(ix)	Communication outside the Board:
(a)	represent the Board and the UBS Group in interaction with the media; and
(b)	with the Group CEO, be closely involved in communication with Shareholders and other Stakeholders regarding the Business.
(x)	Relationship with the GEB:
(a)	establish and keep a close working relationship with the Group CEO and the other GEB Members, providing advice and support to them while respecting the fact that day-to-day management responsibility is delegated to the GEB under the ORs;
(b)	facilitate a constructive relationship between the Board and the Group CEO and other GEB Members;
(c)	lead, together with the HRCC and the GNC, the ongoing monitoring and annual evaluation of the performance of the Group CEO; and
(d)	foster, in close cooperation with the HRCC, an ongoing and effective performance review of, and succession planning for, the UBS Group’s 100 most senior managers;
(xi)	AGMs and EGMs:
(a)	ensure that the Board convenes the AGMs and EGMs and that it prepares and decides on proposals to be made to the Shareholders;
(b)	ensure that the Board implements resolutions adopted at the AGMs and EGMs insofar as permitted by law; and
(c)	preside over AGMs and EGMs.

2.3	The Chairman is expected to
(i)	be a strategic thinker, a strong, yet team-oriented leader and a good communicator (both inside and outside of the Board);
(ii)	have broad experience in banking and risk management and be financially literate;
(iii)	have an excellent professional track record and the highest reputation; and
(iv)	commit substantially all of his business time to the role and shall not take on other directorships or roles outside the UBS Group without the prior approval of the Board.

Expectations

7

For the Vice-Chairmen and the
Senior Independent Director

For the Vice-Chairmen and the
Senior Independent Director

3	Role Profile and Expectations

3.1	The Board elects at least one Vice-Chairman who must be independent. If the Board elects more than one Vice-Chairman, one of the independent Vice-Chairman acts as SID and another Vice-Chairman, who must not necessarily be independent, acts as Deputy to the Chairman and supports the Chairman in respect of his responsibilities and authorities.

Responsibilities
and Authorities

3.2	All Vice-Chairmen are required to:
(i)	provide support and advice to the Chairman; and
(ii)	undertake such specific additional duties or functions as the Board may entrust to them from time to time.

All Vice-Chairmen

3.3	At least one of the Vice-Chairman must be «independent» as determined in accordance with section 3.2 of the ORs.

Independence

3.4	The Vice-Chairman elected as Deputy is required, in the absence of the Chairman, to:
(i)	act as a Deputy for the Chairman; and
(ii)	preside at Board Meetings and at AGMs and EGMs.

Deputy to the
Chairman

3.5	The Vice-Chairman elected as the SID is required to:
(i)	create an appropriate information flow and communication system amongst the independent Board Members;
(ii)	collect and relay to the Chairman any issues or concerns of independent Board Members;
(iii)	be a member of the GNC and lead together with the GNC, the Board in the ongoing monitoring and annual evaluation of the Chairman;
(iv)	facilitate communication where appropriate between Shareholders and independent Board Members;
(v)	be available to Shareholders if they wish to conduct discussions with an independent Board Member;
(vi)	act as a point of contact for Shareholders and Stakeholders with concerns which have not been resolved so far or are not appropriate to raise through the normal channels; and
(vii)	ensure, in conjunction with the Chairman and the GNC, good corporate governance and balanced leadership and control within the UBS Group, the Board and the Committees; and
(viii)	handle communication on behalf of the independent Board Members.

SID

3.6	In order to be able to fulfil the role of Vice-Chairman the respective Board Member(s) is/are expected to:
(i)	be seen as an individual to whom Board Members and Shareholders can raise concerns;
(ii)	display the same competencies and behaviours expected of the Chairman; and
(iii)	commit such time to the role as may be necessary for the proper discharge of his duties. An indication of the time expected for this purpose will be set out in each Vice-Chairman’s letter of appointment.

Specific Role
Requirements

10

For the Chairmen of the Committees

For the Chairmen of the Committees

4	Role Profile and Expectations

4.1	The Committee Chairmen lead their Committees and, in this context, have similar responsibilities and authorities as the Board Chairman has with regard to the leadership of the Board. Insofar as applicable, section 2.2 shall apply mutatis mutandis to the role of each Committee Chairman in respect of its Committee.

Responsibilities
and Authorities

4.2	Each Committee Chairman is expected to have good knowledge of the relevant Committee’s area of responsibility together with such other experience as the Board considers desirable in the context of that Committee’s work.

Relevant Knowledge

4.3	Each Committee Chairman must attend all AGMs and EGMs and as appropriate answer questions raised at such meeting on matters falling within his Committee’s responsibilities.

Attendance at AGMs
and EGMs

4.4	Each Committee Chairman must commit such time to the role as may be necessary for the proper discharge of his duties. An indication of the time expected for this purpose will be set out in each Committee Chairman’s letter of appointment.

Time Commitment

12

For certain Committee Members

For certain Committee Members

5	Audit Committee

5.1	The details of the responsibilities and authorities delegated to the AC are set out in Annex B and section 5 of Annex C to the ORs.

Responsibilities
and Authorities

5.2	The AC Members as a group must have the necessary qualifications and skills to perform all of their duties and must together possess financial literacy and experience in banking and risk management. In particular the AC Members, as a group, are expected to:
(i)	commit such time to the role as may be necessary for the proper discharge of their duties. An indication of the time expected for this purpose will be set out in each AC’s Members letter of appointment;
(ii)	have accounting or related financial management expertise (as such qualifications are determined by the Board) and at least one AC Member must qualify as a “financial expert” in terms of the rules established pursuant to the US Sarbanes-Oxley Act of 2002; and
(iii)	be able to read and understand financial statements and at least one AC Member must be financially literate.

Qualifications

5.3	Each AC Member must be independent as set out in sections 2.3 and 2.4 of Annex C to the ORs.

Independence

6	Corporate Responsibility Committee

6.1	The details of the responsibilities and authorities delegated to the CRC are set out in Annex B and section 6 of Annex C to the ORs.

Responsibilities
and Authorities

6.2	The CRC Members as a group must have the necessary qualifications and skills to perform all of their duties. In particular the CRC Members, as a group, are expected to:
(i)	commit such time to the role as may be necessary for the proper discharge of their duties. An indication of the time expected for this purpose will be set out in each of the CRC’s Members letter of appointment; and
(ii)	have good knowledge of corporate responsibility and relevant political issues and such other experience as the Board considers desirable in order to enable the CRC to perform its duties.

Qualifications

6.3	The majority of the CRC Members must be independent as set out in section 3.2 of the ORs.

Independence

7	Governance and Nominating Committee

7.1	The details of the responsibilities and authorities delegated to the GNC are set out in Annex B and section 7 of Annex C to the ORs.

Responsibilities
and Authorities

14

7.2	The GNC Members as a group must have the necessary qualifications and skills to perform all of their duties. In particular the GNC Members, as a group, are expected to:
(i)	commit such time to the role as may be necessary for the proper discharge of their duties. An indication of the time expected for this purpose will be set out in each of the GNC’s Members letter of appointment; and
(ii)	have broad knowledge of relevant Swiss and international corporate governance standards and related issues and such other experience as the Board considers desirable to enable the GNC to perform its duties.

Qualifications

7.3	Each GNC Member shall be independent as set out in section 2.2 of Annex C to the ORs.

Independence

8	Human Resources and Compensation Committee

8.1	The details of the responsibilities and authorities delegated to the HRCC are set out in Annex B and section 8 of Annex C to the ORs.

Responsibilities
and Authorities

8.2	The HRCC Members as a group must have the necessary qualifications and skills to perform all of their duties. In particular the HRCC Members, as a group, are expected to:

Qualifications

(i)	commit such time to the role as may be necessary for the proper discharge of their duties. An indication of the time expected for this purpose will be set out in each of the HRCC’s Members letter of appointment; and
(ii)	have experience in compensation practices and in such other areas as the Board considers desirable to enable the HRCC to perform its duties.

8.3	Each HRCC Member shall be independent as set out in section 2.2 of Annex C to the ORs.

Independence

9	Risk Committee

9.1	The details of the delegated responsibilities and authorities to the RC are set out in Annex B and section 9 of Annex C to the ORs.

Responsibilities
and Authorities

9.2	The RC Members as a group must have the necessary qualifications and skills to perform all of their duties. In particular RC Members, as a group, are expected to:

Qualifications

(i)	commit such time to the role as may be necessary for the proper discharge of their duties. An indication of the time expected for this purpose will be set out in each of the RC’s Members letter of appointment; and
(ii)	have experience and knowledge about banking and finance related risks and such other experience and knowledge as the Board considers desirable to enable the RC to perform its duties.

9.3	Each RC Member shall be independent as set out in section 2.2 of Annex C to the ORs.

Independence

15

For the Secretary of the
Board of Directors

For the Secretary of the
Board of Directors

10	Role Profile and Expectations

10.1	The Company Secretary acts as secretary to the Board and its Committees. The details of the responsibilities and authorities delegated to the Company Secretary are set out in Section 13 of the ORs.

In General

10.2	The Company Secretary must have the qualifications and skills the Board considers necessary for him to perform his duties. The Company Secretary cannot have any other employment and works on a 100% basis.

Expectations

18

Special Provision

Special Provision

11	Entry into Force; Amendments

11.1	These Role Profiles and Role Expectations come into effect on 1 July 2008, based on a Board Resolution dated 26 June 2008.

Entry into Force

11.2	These Role Profiles and Role Expectations may be amended by the Board only with the approval of the SFBC.

Amendments

20

               UBS AG
               P.O. Box, CH-8098 Zurich
               P.O. Box, CH-4002 Basel

               www.ubs.com

INCORPORATION BY REFERENCE
     This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Numbers 333-52832; 333-52832-01 to –03; 333-46216; 333-46216-01 and –02; 333-46930; 333-64844; 333-62448; and 333-62448-01 to –04; 333-132747; 333-132747-01 to -10; and 333-150143) and Form S-8 (Registration Numbers 333-57878; 333-50320; 333-49216; 333-49214; 333-49212; 333-49210; 333-103956; 333-127180; 333-127182; 333-127183; and 333-127184) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG

By:	/s/ Louis Eber

	Name:	Louis Eber
	Title:	Managing Director

By:	/s/ Niall O’Toole

	Name:	Niall O’Toole
	Title:	Executive Director
Date: July 2, 2008